
05007530

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cheung Kong Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

MAY 02 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4138 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/2/05

Promising Growth on Strong Foundations


Annual Report 2004

CONTENTS



CHEUNG KONG (HOLDINGS) LIMITED

49.9%

Hutchison Whampoa Limited

44%

CK Life Sciences Int'l., (Holdings) Inc.

12.3%

24.5%

TOM Group Limited

84.6%

Cheung Kong Infrastructure Holdings Limited

38.9%

Hongkong Electric Holdings Limited

CHEUNG KONG GROUP
TOTAL MARKET CAPITALISATION

HK$580 BILLION

31st March, 2005

Profit and Loss Account (HK$ million)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Turnover	12,309	13,202	7,857	11,865	8,193	9,341	7,486	9,122	14,336	[illegible]
Profit attributable to shareholders*	11,310	14,040	16,623	5,242	59,455	19,744	6,013	8,079	8,708	12,380
Interim dividend paid	659	758	896	643	758	880	880	880	880	880
Final dividend proposed	2,068	2,412	2,826	2,022	2,412	2,826	2,826	2,826	3,011	3,289
Profit for the year retained*	8,583	10,870	12,901	2,577	56,285	16,038	2,307	4,373	4,817	8,211
Balance Sheet (HK$ million)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Fixed assets	4,574	4,857	3,294	13,936	21,290	15,245	14,841	19,016	17,217	18,385
Investment in listed associates*	27,610	33,400	45,952	47,330	102,159	115,896	117,339	120,985	123,133	127,423
Other non-current assets*	19,687	25,749	27,234	29,994	26,072	31,348	35,522	32,180	31,578	31,173
Net current assets	12,645	22,978	22,763	9,346	9,376	14,554	17,979	18,359	20,435	26,784
	64,516	86,984	99,243	100,606	158,897	177,043	185,681	190,540	192,363	203,765
Long term loans	8,545	12,016	13,642	10,245	10,238	13,806	18,728	19,255	16,357	17,907
Deferred items*	114	112	131	86	138	196	193	333	378	461
Minority interests*	2,552	4,832	2,127	5,157	6,731	3,291	4,677	4,479	4,106	5,232
Net assets*	53,305	70,024	83,343	85,118	141,790	159,750	162,083	166,473	171,522	180,165
Representing:										
Share capital	1,099	1,149	1,149	1,149	1,149	1,158	1,158	1,158	1,158	1,158
Share premium	2,752	7,856	7,856	7,856	7,856	9,331	9,331	9,331	9,331	9,331
Reserves and retained profits*	47,386	58,607	71,512	74,091	130,373	146,435	148,768	153,158	158,022	166,387
Proposed final dividend	2,068	2,412	2,826	2,022	2,412	2,826	2,826	2,826	3,011	3,289
Shareholders' funds*	53,305	70,024	83,343	85,118	141,790	159,750	162,083	166,473	171,522	180,165
Net assets per share - book value (HK$)*	24.26	30.48	36.27	37.05	61.71	68.97	69.98	71.87	74.05	77.79
Earnings per share (HK$)*	5.15	6.14	7.24	2.28	25.88	8.56	2.60	3.49	3.76	5.35
Dividend per share (HK$)	1.20	1.38	1.62	1.16	1.38	1.60	1.60	1.60	1.68	1.80

* Figures have been restated to account for the prior year adjustments described in note 1(a) to financial statements.

Profit Attributable To Shareholders


HK$ Million
60,000
50,000
40,000
30,000
20,000
10,000
0
95
96
97
98
99
00
01
02
03
04

Earnings per share


HK$
28
24
20
16
12
8
4
0
95
96
97
98
99
00
01
02
03
04

Dividend per share


HK$
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
95
96
97
98
99
00
01
02
03
04

Net Book Value per share


HK$
80
70
60
50
40
30
20
10
95
96
97
98
99
00
01
02
03
04

Jan-Mar



- Recorded good sales results for The Cairnhill Phase 2 in Tsuen Wan.
- The integration of PowerCom, HGC and HGCH created an IT and communications technology powerhouse with innovative offerings.
- Successfully bid for Sha Tin Town Lot No. 487, Area 77, Ma On Shan for residential purposes.

Apr-Jun


Endeavour Australia
Cheung Kong
Scholarship Programme

- The Pacifica Phase 2, a quality project in Cheung Sha Wan, met with good responses from purchasers.
- Ranked No. 260 in "Top 500 Global Companies" in the "FT500 - 2004" survey made by the *Financial Times* based on market capitalisation.
- An A$4.5 million Endeavour Australia Cheung Kong Scholarship Programme was launched by the Cheung Kong Group and the Australian Government.

Jul-Sep



- Launch of Carmel Cove, Caribbean Coast Phase 3, a resort-style development in Tung Chung.
- Investment was made in Al Islami Far Eastern Real Estate Fund Limited, an investment fund for investment in Asian property markets.

Oct-Dec


HK$100,000,000.00

- Registered strong market responses for Guangzhou International Toys & Gifts Center when launched in the Mainland.
- Ranked No. 3 in the "Top 500 International Chinese Entrepreneurs in 2004" survey conducted by *Yazhou Zhoukan*.
- Successfully bid for Kowloon Inland Lot No. 11124 at Sheung Shing Street, Homantin. The site is planned for a residential and commercial project to be jointly developed by the Group and Nan Fung Development Limited.
- A sum of HK$100 million was donated by the Cheung Kong Group for the construction of National Swimming Centre for 2008 Beijing Olympics.


caringcompany

- 26 companies of the Cheung Kong Group were awarded "The Caring Company Logo" in recognition of their good corporate citizenship.
- Ranked No. 527 in "The Forbes 2000", a comprehensive ranking of the world's biggest companies.
- Ranked No. 3 and No. 6 respectively in the categories of "Best in Asia - Property Sector" and "Best Managed Company - Hong Kong" in the "Asia's Best Companies 2004" survey conducted by the *FinanceAsia*.



- The Cheung Kong Group pledged to donate HK$3 for every HK$3 the public made to the Community Chest under the "3 for 3 for the Chest" programme.


33不盡為公益


二零零四年度「公益金便服日」
Dress Casual Day 2004

- The Cheung Kong Group received the First Runner Up awards respectively in the categories of "Top Ten Fund Raisers" and "Outstanding Fund Raisers Award Category - Companies and Organisations" for raising approximately HK$1 million for the Community Chest in the fund-raising event "Dress Casual Day 2004 ".



- Successfully raised a 5-year syndicated loan of HK$5,800 million for general working capital.
- The Cheung Kong Group ranked as the "Third Top Donor" in "The Community Chest 2003/2004 Awards".
- Participated in the "Hopers-Action" walkathon organised by Hong Kong Arts Centre aimed at arousing community interest in the arts and culture.
- Acquired the Kowloon Hotel at Nathan Road, Tsim Sha Tsui through an indirect joint venture company equally owned by the Group and the Hutchison Whampoa Group.
- Acquisitions were made by the Group and the Hutchison Whampoa Group for a list of prime sites in the Mainland for joint developments.





Promising Growth on Strong Foundations

"Building on solid fundamentals and supported by the Mainland's positive macro outlook, all businesses of the **Cheung Kong Group** are poised to grow from strength to strength in the years ahead."



Profit for the Year

The Group's audited consolidated profit attributable to shareholders for the year ended 31st December, 2004 amounted to HK$12,380 million (2003 (restated) - HK$8,708 million). Earnings per share were HK$5.35 (2003 (restated) - HK$3.76).

The Group's audited consolidated profit attributable to shareholders amounted to HK$12,380 million, increased by **42%**.

Dividend

The Directors have decided to recommend the payment of a final dividend of HK$1.42 per share in respect of 2004, to shareholders whose names appear on the Register of Members of the Company on 19th May, 2005. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.80 per share for the year (2003 - HK$1.68 per share). The proposed dividend will be paid on 24th May, 2005 following approval at the Annual General Meeting.

Prospects

Business Performance

All the core businesses of the Group continued to develop and expand along our growth roadmap in 2004. It was a reflection of our strength in establishing new ventures and operating businesses under prudent, effective management, and our ability to capitalise on the market upturn.

Property Business

In 2004, Hong Kong's economy continued to rebound strongly on the back of the global economic revival and the Central Government supported policies. Real GDP growth was 8.1%, primarily driven by the robust growth in exports and retail sales. A strong boost in domestic demand led to the ending of the protracted deflationary period in Hong Kong, and more job opportunities helped to alleviate the problem of unemployment.

The property market recorded a steady growth in transactions and prices for the year despite a few months of slowing sales in mid-2004, demonstrating that the market is supported by strong underlying demand and is now back on track to a steady recovery. In tandem with sustainable economic growth, a number of factors such as a stable land supply, good responses to land sales, the offering of 95% mortgages, as well as reduced cases of negative equity are creating favourable conditions which could further boost the market. We look forward to more optimistic prospects for the property market, and there is room for further firming of residential prices.

Our property business delivered solid results in the face of stiff competition. While significant strides were made in terms of project design, building construction, sales volume and cost control, we also recorded satisfactory revenue both from property sales and treasury investments. For the year 2004, the Group's profit before share of results of the Hutchison Whampoa Group increased by 50%.

The Group's landbank has continued to expand in recent years, and it has been further strengthened following a number of key acquisitions of prime sites and investment properties during the year based on the reviving market. Currently we have an ample landbank to support development over the next four to five years. The Group's policy has always been to ensure that the gross floor area of land reserve and properties for sale are maintained at a healthy ratio. We will keep the pace of landbank expansion in step with market conditions and attuned to our needs for medium and long term development.

Office occupancy and rentals are expected to improve further in Hong Kong's commercial property market. This is largely driven by the return of investor confidence given the positive economic outlook, and increased investment from local and international firms, particularly those from Mainland enterprises following the introduction of the investment facilitation policies. Hotels and retail properties will also benefit from increasing tourist arrivals. The Group acquired two hotel projects during the year under review, and the performance of the quality portfolio of investment properties was satisfactory. Occupancy rates and rentals are expected to rise as our properties continue to enrich their service offering.

We achieved solid results in our property ventures outside of Hong Kong. During the year under review, good progress was made on all fronts including land acquisition, property development, brand recognition, and revenue enhancement both from sales and leasing. With our extensive experience in the property sector and our unique development strategy and principles, we have achieved considerable success over the years. Looking ahead, the Group will continue to extend our foothold beyond Hong Kong by cautiously selecting potential markets in the Mainland as well as overseas with the aim of bringing additional value to the Group.

New Tech Ventures

The upward growth momentum of CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was demonstrated by solid corporate developments in 2004 in a number of areas — from financial results, corporate expansion to research and development ("R&D"). Timely acquisitions were made during the year, enabling CK Life Sciences to accelerate its expansion into target markets, and to enlarge its sales force, sales and distribution network and customer base. The markets for eco-fertiliser and health supplements are expected to continue to expand as demand for environmental and health-related products grows. Upholding the mission of "Restoring Freshness to Nature; Bringing Quality to Life", CK Life Sciences will continue its efforts in R&D progress and operations expansion in the areas of environment and health, while at the same time pursuing its acquisition strategy. It is expected that this two-pronged approach to organic growth and acquisition will take CK Life Sciences on a fast growing track.

The prospects for our new tech businesses are positive as we possess the sound human and financial resources which are required to support these exciting ventures in the high tech arena. Following the successful formula of the past few years, we will continue to tap into the growth potential of various new tech projects to create new quality assets and earnings channels for the Group.

Listed Affiliated Companies

Despite various challenges in the global market, all the core businesses of the Hutchison Whampoa Group have made satisfactory progress during the year. It is expected that these businesses with strong growth potential will continue to deliver a solid performance in 2005. Its major investment in the global 3G business performed particularly well over the past year. With an encouraging rate of growth, its 3G customer base exceeded 8 million worldwide as at the end of March. The 3 Group is poised to capitalise on its first mover advantages in 2005 and is expected to achieve EBITDA breakeven after expensed customer acquisition costs in the latter part of this year. While market competition is heating up, our 3G business has been built on a solid platform and is currently in a leading market position. The 3 Group will exit 2005 in a position to begin to contribute positively to the results of the Hutchison Whampoa Group.

In 2004, Cheung Kong Infrastructure Holdings Limited ("CKI") realised a number of expansion strategies and continued its course of organic growth. CKI has developed a strong foundation for future investments and expansion. It is poised to reap the rewards of its much-strengthened investment portfolio while pursuing new investments and considering fresh opportunities in Australia, Europe and North America. 2004 was a year of challenges for the local business of Hongkong Electric Holdings Limited ("Hongkong Electric"), as unforeseen increases in operating costs and a tariff freeze in 2004 resulted in earnings below the permitted level specified in the Scheme of Control Agreement. However, its operations in Australia continued to perform strongly and have generated good returns. Looking forward, Hongkong Electric will continue to leverage on its existing resources and expertise to explore new business opportunities and concentrate on selected markets which offer stable returns with manageable risks.

Looking Forward

Building on solid fundamentals and supported by the Mainland's positive macro outlook, all businesses of the Cheung Kong Group are poised to grow from strength to strength in the years ahead. We have complete confidence in the long-term economic prospects for the Mainland, Hong Kong and 45 countries around the globe in which the Group has established businesses.

Looking ahead to 2005, Hong Kong will still face many uncertainties involving rising oil prices, higher interest rates, and the continued weakness of the US dollar. However, we expect that the local economy will continue to grow steadily in the coming year, as the overall interest rate level is likely to remain low and the strength in export trade and domestic demand will continue to be strong.

The China factor continues to be a major impetus for Hong Kong's economic growth. China's macro fine-tuning measures to adjust the pace of economic growth have started to prove their worth. As healthy economic strides are anticipated and the long-term growth momentum is poised to continue, the prospects for the Mainland are promising. This also bodes well for Hong Kong's future. Enormous business and growth opportunities have emerged from the accelerated convergence of the economic environments of Hong Kong and the Mainland, and these opportunities will give rise to unlimited international potential. Hong Kong should position itself to build on its strength and competitiveness to seize the greatest benefit from this positive trend, and to strive for sustainable economic growth.

We have ample human and financial resources in our various businesses to drive future growth in the Mainland, Hong Kong and 45 countries around the globe. The year 2005 promises opportunities as well as challenges. Based on the strength of our diversified businesses, global vision and excellent management team, complemented by our well-established reputation and strong financial background, we are confident that the Group can meet the opportunities and challenges ahead and will continue to grow our businesses worldwide. We have full confidence in the future prospects for the Cheung Kong Group.

Acknowledgement

We would like to take this opportunity to welcome two new Independent Non-executive Directors to the Board: Mr. Kwan Chiu Yin, Robert and Mr. Cheong Ying Chew, Henry. We are sure we will benefit from their contributions to the Group in the future as they bring with them tremendous experience and a strong international outlook.

The Group has made remarkable strides in global expansion. We take this opportunity to extend our thanks to our colleagues on the Board, the staff members of the Group and our diligent employees worldwide for their hard work, loyal service and contributions during the year.

Li Ka-shing
Chairman

Li Tzar Kuoi, Victor
Managing Director

Hong Kong, 31st March, 2005

BUSINESS REVIEW

Major Business Activities

The following are important events that took place during 2004:

1. **Developments Completed during 2004:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Banyan Garden Phases 2 and 3	New Kowloon Inland Lot No. 6320	90,100	Joint Venture
Caribbean Coast Albany Cove	Tung Chung Town Lot No. 5	91,790	Joint Venture
The Cairnhill	Tsuen Wan Town Lot No. 395	76,800	50%
One Beacon Hill	New Kowloon Inland Lot No. 6277	72,480	100%
Sky Tower	The Remaining Portion of Kowloon Inland Lot No. 4013	118,760	40%
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
Beverly Hills Phase 2	Chongqing	41,590	50%
Cape Coral Phase 1	Panyu Dashi, Guangzhou	111,180	50%
The Center	Xuhui, Shanghai	89,490	50%
Dynasty Garden Phases 1 and 2	Baoan, Shenzhen	114,450	50%
Horizon Cove Phase 3A	Zhuhai	82,950	50%
Laguna Verona Phase B Stage 6	Dongguan	27,690	47%
Oriental Plaza Phase IV Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District, Beijing	47,000	33.3775%
Albion Riverside	London, the United Kingdom	7,360	45%
Cairnhill Crest	Singapore	40,870	50%
Costa del Sol Phase 2	Bayshore Road, Singapore	45,560	76%

2. Developments in Progress and Scheduled for Completion in 2005:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Caribbean Coast Carmel Cove	Tung Chung Town Lot No. 5	122,250	Joint Venture
Caribbean Coast Caribbean Bazaar	Tung Chung Town Lot No. 5	5,000	Joint Venture
Harbourfront Horizon — All-Suite Hotel	Kowloon Inland Lot No. 11110	107,400	100%
Harbourview Horizon — All-Suite Hotel	Kowloon Inland Lot No. 11103	119,200	100%
The Pacifica Phases 1 and 2	New Kowloon Inland Lot No. 6275	144,260	50%
Seasons Palace	The Remaining Portion of Lot 2286 in D.D. 106 Kam Sheung Road, Kam Tin	8,200	100%
St. Paul's Terrace	No. 42A MacDonnell Road	820	100%
Cape Coral Phase 2 and Commercial	Panyu Dashi, Guangzhou	95,300	50%
Guangzhou International Toys & Gifts Center Phase 1	Guangzhou	105,030	30%
Horizon Cove Phase 3B	Zhuhai	83,800	50%
Laguna Verona Phase C, Phase E and Phase G Stage 1	Dongguan	134,310	47%
Regency Park Phase III	Pudong Huamu, Shanghai	31,810	50%
Seasons Villas Phases 4A and 6B	Pudong Huamu, Shanghai	2,300	50%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) January 2004:- The Group and CLP Telecommunications Limited ("CLPT") entered into a conditional agreement with Hutchison Global Communications Holdings Limited ("HGCH") to dispose of the entire interest of the Group (as to 81%) and CLPT (as to 19%) in PowerCom Network Hong Kong Limited ("PowerCom") to HGCH for a total consideration of approximately HK$391 million, which was satisfied by the issue and allotment to the Group and CLPT of an aggregate of 488,572,636 new shares of HGCH credited as fully paid at an issue price of HK$0.80 per share. The completion of the disposal of the interest in PowerCom took place on 12th March, 2004.

(2) February 2004:- An 80% owned subsidiary of the Group settled the land premium with the Government in respect of Site B of the Tiu Keng Leng Station Development, Tseung Kwan O. Site B is planned for a residential development estimated to have a total developable gross floor area of about 130,300 sq. m.

(3) March 2004:- The Group acquired a site at 880-886 King's Road, Quarry Bay for a residential development. The site has an area of approximately 1,230 sq. m. and a developable gross floor area of about 9,840 sq. m.

(4) May 2004:- The Group successfully bid for Sha Tin Town Lot No. 487, Area 77, Ma On Shan, Sha Tin at a Government auction. With an area of approximately 14,000 sq. m., the site is designated for a residential development estimated to have a developable gross floor area of about 70,000 sq. m.

(5) August 2004:- The Group executed the particulars and conditions of exchange with the Government in respect of Lot No. 2081 in D.D. 109, Kam Tin Road. The site has an area of approximately 50,500 sq. m. and a developable residential gross floor area of about 19,400 sq. m.

(6) August 2004:- The Group agreed to invest up to US$34,200,000 in Al Islami Far Eastern Real Estate Fund Limited, an investment fund established by Dubai Islamic Bank PJSC, the Company and ARA Asset Management Limited in August 2004 for investment in Asian property markets.

(7) October 2004:- The Group successfully bid for Kowloon Inland Lot No. 11124 ("KIL 11124") at Sheung Shing Street, Homantin, Kowloon at a Government auction. The site has an area of approximately 17,700 sq. m. and is planned for a residential and commercial development estimated to have a total developable gross floor area of about 159,800 sq. m.

(8) November 2004:- For the purpose of the development of KIL 11124 above, the Group disposed of 10% equity interests in its indirect wholly owned subsidiary to Nan Fung Development Limited. The indirect wholly owned subsidiary has entered into the land grant with the Government in respect of KIL 11124.

(9) November 2004:- A wholly foreign-owned enterprise owned as to 50% by each of the Group and the Hutchison Whampoa Group acquired a piece of land with an area of about 690,900 sq. m. located at New South District, Chengdu, the Mainland for development into residential and commercial properties.

(10) December 2004:- An indirect 50/50 joint venture company of the Group and the Hutchison Whampoa Group acquired the entire issued share capital of and the benefit of the debts owed by The Kowloon Hotel Limited, the registered owner of "The Kowloon Hotel" at Nathan Road, Tsim Sha Tsui, Kowloon. The acquisition was completed on 1st February, 2005.

(11) December 2004:- The Group acquired the hotel portion of the development at the Remaining Portion of Kowloon Inland Lot No. 4013, No. 38 Sung Wong Toi Road, To Kwa Wan. The site has a total developable gross floor area of about 21,400 sq. m.

(12) December 2004:- A new joint venture company equally owned by the Group and the Hutchison Whampoa Group was established to own and develop 6 pieces of land with an aggregate developable site area of approximately 485,000 sq. m., located at Xi'an Hi-Tech Industrial Development Zone, the Mainland for development into residential and commercial properties.

(13) December 2004:- A joint venture company equally owned by the Group and the Hutchison Whampoa Group was successful in bidding for a piece of land located at Pinghu Town, Longgang District, Shenzhen, the Mainland. The land has an area of approximately 223,600 sq. m. and is designated for a residential and commercial development.

(14) January 2005:- The Group was awarded the tender by MTR Corporation Limited for the development at Area 86, Tseung Kwan O, Site F of Tseung Kwan O Town Lot No. 70. With an area of approximately 14,200 sq. m., the site is designated for a residential and commercial development estimated to have a total developable gross floor area of about 139,800 sq. m.

(15) February 2005:- A 50/50 joint venture company of the Group and the Hutchison Whampoa Group was established for the purpose of owning and developing the land located at Maqiao Town, Minhang District, Shanghai, the Mainland. The land has an aggregate area of approximately 260,100 sq. m. and is planned for development into residential and commercial properties.

(16) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(17) The Group's property projects in the Mainland are on schedule, both in terms of sales and leasing.

Property Sales

Turnover of property sales for the year, including share of property sales of jointly controlled entities, was HK$17,015 million (2003 - HK$12,971 million), an increase of HK$4,044 million when compared with last year, and comprised mainly the sale of residential units of Harbourfront Landmark completed in previous years and the sale of residential units of property projects completed during the year, including One Beacon Hill, Vianni Cove, Sky Tower, Banyan Garden (Phases 2 and 3), The Cairnhill and Albany Cove of Caribbean Coast in Hong Kong, of which approximately 98% of the residential units completed during the year were sold as of the year end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$1,577 million (2003 - HK$1,660 million), a decrease of HK$83 million when compared with last year. Contribution margins for the property projects completed during the year were low as most of the residential units of these projects were presold during 2003 which was subject to various adverse economic conditions. However, the return of confidence and interest in the luxury residential property market in Hong Kong during the year has helped the sales of property projects, like the Harbourfront Landmark and One Beacon Hill, to achieve a better contribution than before.

Amid the gradual recovery of the Hong Kong economy during the year, the presales of residential units of The Pacifica and Carmel Cove of Caribbean Coast in Hong Kong were satisfactory with increasing prices. Up to the year end date, more than half of the residential units of these two property projects, scheduled for completion in 2005, have been presold.

Contribution from property sales for 2005 will mainly come from the sale of residential units of The Pacifica and Carmel Cove of Caribbean Coast in Hong Kong and a few other property projects in the Mainland which are scheduled for completion.

Property Rental

Turnover of property rental for the year was HK$568 million (2003 - HK$695 million), a decrease of HK$127 million when compared with last year mainly due to the Group's disposal of various retail shopping malls to Fortune REIT, a Singapore unit trust in August last year. The Group's existing investment property portfolio comprises mainly retail shopping malls and commercial office properties in Hong Kong which accounted for approximately 30% and 36% respectively of the turnover of property rental for the year.

Contribution from property rental, including share of results of jointly controlled entities, was HK$852 million (2003 - HK$839 million), an increase of HK$13 million when compared with last year. Contribution from the Group's investment property portfolio was reduced following the disposal of various retail shopping malls last year and was made up by an increase in contribution from jointly controlled entities as rental income from investment properties, including The Metropolis Tower in Hong Kong and Oriental Plaza in the Mainland, continued to grow at high occupancy rates.

At the year end date, the Group's investment property portfolio recorded an investment property revaluation surplus of HK$678 million, based on professional valuation, reflecting a recovery of rental rates of commercial properties in Hong Kong.

Hotels and Serviced Suites

Turnover of hotels and serviced suites for the year was HK$605 million (2003 - HK$452 million), an increase of HK$153 million when compared with last year mainly because turnover during last year was affected by the SARS outbreak in Hong Kong and the Mainland.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities, was HK$256 million (2003 - HK$83 million), an increase of HK$173 million when compared with last year. Operating conditions during the year, in the absence of SARS, were significantly better than that of last year and helped to lift the contribution from hotels and serviced suites both in Hong Kong and the Mainland. The results of the Group's hotel and serviced suite operations during the year were satisfactory with good occupancy and room rates.

In February 2005, the Group completed the acquisition of The Kowloon Hotel at Tsim Sha Tsui in Hong Kong. The Group has a 50% interest in the hotel, which will make a contribution to group profit in 2005.

The prospects for hotel and serviced suite operations in Hong Kong and the Mainland are good and the Group's hotel and serviced suite operations will continue to make a good contribution.

Property and Project Management

Turnover of property and project management for the year was HK$243 million (2003 - HK$218 million), an increase of HK$25 million when compared with last year. Contribution from property and project management, including share of results of jointly controlled entities, was HK$88 million (2003 - HK$74 million), an increase of HK$14 million when compared with last year. The increase in turnover and contribution was in line with the increase in property and project management services rendered by the Group during the year.

While the contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. At the year end date, the total floor area under the Group's property management was approximately 74 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the coming years.

Major Associates

The associated Hutchison Whampoa Group recorded consolidated profit after tax for the year of HK$16,128 million (2003 (restated) - HK$11,677 million). All of the Hutchison Whampoa Group's established businesses achieved strong operating performances as well as solid financial performances.

The CK Life Sciences Group, another listed associate, reported profit attributable to shareholders of HK$1,929,000 (2003 - HK$928,000) for the year. The CK Life Sciences Group has made solid progress in its environmental and health-related businesses on all fronts in 2004 — from financial results, corporate expansion to research and development.

FINANCIAL REVIEW

Liquidity and Financing

During the year, the Group issued notes in the total amount of HK$300 million with five years terms and redeemed notes in the total amount of HK$1,603 million. At the year end date, outstanding bonds and notes issued by the Group amounted to HK$6.8 billion.

Together with bank loans of HK$14.2 billion, the Group's total borrowings at the year end date were HK$21 billion, an increase of HK$3.1 billion from last year end date, and the maturity profile spread over a period of six years with HK$3.1 billion repayable within one year, HK$17.6 billion within two to five years and HK$0.3 billion beyond five years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$4 billion) over shareholders' funds, at 9.4% (2003 (restated) - 7.4%) at the year end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the year end date, approximately 95% of the Group's borrowings was in HK$ with the balance in US$ and SGD mainly for the purpose of financing projects outside Hong Kong. While the Group derives its revenue and maintains cash balances mainly in HK$, it ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of exposure to interest rate and exchange rate fluctuations.

Charges on Assets

At the year end date, certain assets of the Group with aggregate carrying value of HK$1,227 million (2003 - HK$1,248 million) were pledged to secure bank loan facilities utilised by subsidiaries.

Contingent Liabilities

At the year end date, the Group's contingent liabilities were as follows:

(1) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 45 years amounted to HK$4,526 million; and

(2) guarantees provided for bank loans utilised by jointly controlled entities and investee company amounted to HK$3,597 million (2003 - HK$2,721 million) and HK$21 million (2003 - HK$23 million) respectively.

Employees

At the year end date, the Group employed approximately 6,900 employees for its principal businesses. The related employees' cost (excluding directors' emoluments) amounted to approximately HK$978 million for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.


LI Ka-shing
LI Tzar Kuoi, Victor
George Colin MAGNUS
KAM Hing Lam

LI Ka-shing
KBE, GBM, Grand Officer of the Order Vasco Nunez de Balboa, Commandeur de l'Ordre de Leopold, Commandeur de la Légion d'Honneur, JP, aged 76, is the founder of the Company. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. He is the Chairman of the Remuneration Committee of the Company. Mr. Li has also been the Chairman of Hutchison Whampoa Limited since 1981. He has been engaged in many major commercial developments in Hong Kong for more than 50 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser and the Preparatory Committee for the Hong Kong Special Administrative Region. He is also an Honorary Citizen of a number of cities in the Mainland and overseas. Mr. Li is a keen supporter of community service organisations, and has served as honorary chairman of many such groups over the years. Mr. Li has received Honorary Doctorates from Beijing University, The University of Hong Kong, The Hong Kong University of Science and Technology, The Chinese University of Hong Kong, City University of Hong Kong, The Open University of Hong Kong, University of Calgary in Canada and Cambridge University in the United Kingdom. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company, and the brother-in-law of Mr. Kam Hing Lam, Deputy Managing Director of the Company.

LI Tzar Kuoi, Victor
Aged 40, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. He is also the Chairman of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison Whampoa Limited, an Executive Director of Hongkong Electric Holdings Limited, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 10th National Committee of the Chinese People's Political Consultative Conference. He is also a member of the Commission on Strategic Development and the Economic and Employment Council of the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Victor Li is son of Mr. Li Ka-shing, the Chairman of the Company, and nephew of Mr. Kam Hing Lam, Deputy Managing Director of the Company.

George Colin MAGNUS
OBE, aged 69, has been an Executive Director since 1980 and Deputy Chairman since 1985. He is also the Chairman of Hongkong Electric Holdings Limited, Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and an Executive Director of Hutchison Whampoa Limited. He holds a Master's degree in Economics.

KAM Hing Lam
Aged 58, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, the President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc., and an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is the brother-in-law of Mr. Li Ka-shing, Chairman of the Company, and uncle of Mr. Li Tzar Kuoi, Victor, Managing Director and Deputy Chairman of the Company.


CHUNG Sun Keung, Davy
IP Tak Chuen, Edmond
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
CHIU Kwok Hung, Justin

CHUNG Sun Keung, Davy
Aged 54, has been an Executive Director since 1993. Mr. Chung is a Registered Architect. He is a member of the Guangzhou Committee of the Chinese People's Political Consultative Conference.

IP Tak Chuen, Edmond
Aged 52, has been an Executive Director since 1993. He is also Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Senior Vice President and Chief Investment Officer of CK Life Sciences Int'l., (Holdings) Inc., a Non-executive Director of TOM Group Limited, and a Director of ARA Asset Management (Singapore) Limited and ARA Trust Management (Suntec) Limited. He holds a Bachelor of Arts degree in Economics and a Master of Science degree in Business Administration.

PAU Yee Wan, Ezra
Aged 49, joined the Cheung Kong Group in 1982 and has been an Executive Director since 1993. Ms. Pau is a Director of each of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

WOO Chia Ching, Grace
Aged 48, joined the Cheung Kong Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A.

CHIU Kwok Hung, Justin
Aged 54, joined the Cheung Kong Group in 1997 and has been an Executive Director since 2000. He is the Chairman of ARA Asset Management (Singapore) Limited, ARA Trust Management (Suntec) Limited and Al Islami Far Eastern Real Estate Fund Limited, and a member of the Shanghai Committee of the Chinese People's Political Consultative Conference. He holds Bachelor degrees in Sociology and Economics and is a Fellow of Hong Kong Institute of Real Estate Administration.


LEUNG Siu Hon
FOK Kin-ning, Canning
Frank John SIXT
CHOW Kun Chee, Roland
KWOK Tun-li, Stanley
YEH Yuan Chang, Anthony

LEUNG Siu Hon
Aged 73, is a Non-executive Director of the Company and has been a Director since 1984. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Leung holds a B.A. Law (Honors) (Southampton) degree and has been awarded the Honorary degree of Doctor of Laws by the University of Southampton in July 2001. Mr. Leung is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is presently a consultant of Messrs. S.H. Leung and Co., Solicitors. Mr. Leung is cousin of Mr. Chow Kun Chee, Roland, a Non-executive Director of the Company.

FOK Kin-ning, Canning
Aged 53, is a Non-executive Director of the Company and has been a Director since 1985. Mr. Fok is currently the Group Managing Director of Hutchison Whampoa Limited and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also the Chairman of Hutchison Telecommunications International Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Frank John SIXT
Aged 53, is a Non-executive Director of the Company and has been a Director since 1991. He is the Chairman of TOM Group Limited and TOM Online Inc., the Group Finance Director of Hutchison Whampoa Limited, and an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hongkong Electric Holdings Limited and Hutchison Global Communications Holdings Limited. He is also a Non-executive Director of Hutchison Telecommunications International Limited, and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. Mr. Sixt is a Director of each of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW Kun Chee, Roland
Aged 67, is a Non-executive Director of the Company and has been a Director since 1993. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and is a consultant of Messrs. Herbert Tsoi and Partners, Solicitors. Mr. Chow is cousin of Mr. Leung Siu Hon, a Non-executive Director of the Company. Mr. Chow is a Director of each of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master of Laws degree from the University of London.

KWOK Tun-li, Stanley
Aged 78, is an Independent Non-executive Director, and a member of the Audit Committee and the Remuneration Committee of the Company. He has been a Director since 1989. Mr. Kwok holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, CTC Bank of Canada, Husky Energy Inc. and Stanley Kwok Consultants Inc.

YEH Yuan Chang, Anthony
Aged 81, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Yeh holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited.


Simon MURRAY
CHOW Nin Mow, Albert
HUNG Siu-lin, Katherine
WONG Yick-ming, Rosanna
KWAN Chiu Yin, Robert
CHEONG Ying Chew, Henry

Simon MURRAY
CBE, aged 65, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Murray is currently the Chairman of General Enterprise Management Services Limited, a private equity fund management company sponsored by Simon Murray And Associates. He is also a director of a number of listed companies including Hutchison Whampoa Limited and Orient Overseas (International) Limited.

CHOW Nin Mow, Albert
Aged 55, has been a Director of the Company since 1983. Mr. Chow acted as a Non-executive Director from April 1997 to October 2004 and has been an Independent Non-executive Director of the Company since October 2004. He is the Chairman and Managing Director of Wah Yip (Holdings) Limited.

HUNG Siu-lin, Katherine
Aged 57, joined the Cheung Kong Group in March 1972, and acted as an Executive Director from 1985 to August 2000. She was a Non-executive Director from September 2000 to October 2004, and has been an Independent Non-executive Director of the Company since October 2004. Ms. Hung is Director of Li Ka Shing Foundation Limited, First Vice President of Hong Kong Institute of Real Estate Administration, Supervisory Board Member of Hong Kong Housing Society, Court Member of The Hong Kong Polytechnic University, Steering Committee Member of the Institute for Enterprise of The Hong Kong Polytechnic University and Council Member of Lingnan University (1999-2004). Ms. Hung also acts as the Secretary of the Scout Association of Hong Kong.

WONG Yick-ming, Rosanna
DBE, JP, aged 52, has been an Independent Non-executive Director since 2001 and is a member of the Remuneration Committee of the Company. She holds a Doctor of Philosophy degree in Sociology from the University of California (Davis), U.S.A. and has been awarded Honorary Doctorates from The Chinese University of Hong Kong, The Hong Kong Polytechnic University, The University of Hong Kong, The Hong Kong Institute of Education and University of Toronto in Canada. She is currently a member of the National Committee of the Chinese People's Political Consultative Conference and the Chairman of the Education Commission of the Hong Kong Special Administrative Region. She is also the Executive Director of the Hong Kong Federation of Youth Groups and a Director of The Hongkong and Shanghai Banking Corporation Limited.

KWAN Chiu Yin, Robert
JP, aged 68, has been an Independent Non-executive Director and the Chairman of the Audit Committee of the Company since September 2004. Mr. Kwan is a retired Certified Public Accountant. He received his Master of Arts degree at Cambridge University and qualified as a Fellow of the Institute of Chartered Accountants in England and Wales and a Fellow of the Hong Kong Institute of Certified Public Accountants. He was the Past Chairman of Deloitte Touche Tohmatsu, Certified Public Accountants in Hong Kong and Ocean Park Corporation. Mr. Kwan is currently an Independent Non-executive Director of Pak Fah Yeow International Limited, Melco International Development Limited and Shun Tak Holdings Limited, all being listed companies.

CHEONG Ying Chew, Henry
Aged 57, has been an Independent Non-executive Director and a member of the Audit Committee of the Company since September 2004. Mr. Cheong holds a Bachelor of Science degree in Mathematics and a Master of Science degree in Operational Research and Management. He is also an Independent Non-executive Director of Cheung Kong Infrastructure Holdings Limited, Excel Technology International Holdings Limited, Forefront International Holdings Limited, TOM Group Limited and Hutchison Global Communications Holdings Limited, all being listed companies in Hong Kong, and Jade Asia Pacific Fund Inc., a company listed in Ireland. Mr. Cheong is a member of the Process Review Panel for the Securities and Futures Commission ("SFC"), a member of the Committee on Real Estate Investment Trusts of the SFC, a member of GEM Listing Committee, Main Board Listing Committee and Derivatives Market Consultative Panel of Hong Kong Exchanges and Clearing Limited and also a member of the Corporate Advisory Council of the Hong Kong Securities Institute.

The Company is committed to the establishment of good corporate governance practices and procedures. The corporate governance principles of the Company emphasise a quality board, sound internal control, and transparency and accountability to all shareholders.

Code of Best Practice and Code on Corporate Governance Practices

The Company's Articles of Association have been amended on 20th May, 2004 to provide that all Directors shall retire on such manner of rotation as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), i.e. once every three years. Prior to such amendment, the Company's Articles of Association provided that one-third of the Directors (including Non-executive Directors) should retire by rotation at the annual general meeting of the Company. The Code of Best Practice set out in Appendix 14 to the Listing Rules which was in force prior to 1st January, 2005 requires that, inter alia, non-executive directors should be appointed for a specific term. Despite the one-third rotational provision under the Company's Articles of Association as aforesaid, the Company has, throughout the year ended 31st December, 2004, complied with the Code of Best Practice.

The Code of Best Practice set out in Appendix 14 to the Listing Rules was replaced by the Code on Corporate Governance Practices ("Code on CG Practices") which has become effective for accounting periods commencing on or after 1st January, 2005. The Company has applied the principles and complied with all code provisions and to certain extent of the recommended best practices of the Code on CG Practices.

Board Composition and Board Practices

The Board of Directors ("Board") of the Company is collectively responsible for the oversight of the management of the business and affairs of the Group with the objective of enhancing shareholders value.

The Listing Rules require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. The Board of the Company comprises a total of twenty-one Directors, with nine Executive Directors, four Non-executive Directors and eight Independent Non-executive Directors. More than one-third of the Board is Independent Non-executive Directors and more than one of them have appropriate professional qualifications, or accounting or related financial management expertise.

Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in Rule 3.13 of the Listing Rules and are independent in accordance with the terms of the guidelines.

All Directors (including Non-executive Directors) are subject to retirement by rotation once every three years in accordance with the Company's Articles of Association and the Code on CG Practices. Review will be made regularly of the Board composition to ensure that it has a balance of expertise, skills and experience appropriate for the requirements of the business of the Company. The Directors' biographical information is set out on pages 20 to 23.

The positions of the Chairman of the Board ("Chairman") and the Managing Director are held by separate individuals with a view to maintaining an effective segregation of duties respecting management of the Board and the day-to-day management of the Group's business.

The Board, led by the Chairman, is responsible for the approval and monitoring of the Group's overall strategies and policies; approval of annual budgets and business plans; evaluating the performance of the Group; and oversight of management. One of the important roles of the Chairman is to provide leadership to the Board to ensure that the Board acts in the best interests of the Group. The Chairman shall ensure that the Board works effectively and discharges its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. All Directors have been consulted about any matters proposed for inclusion in the agenda. The Chairman has delegated the responsibility for drawing up the agenda for each Board meeting to the Company Secretary. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

Management is responsible for the day-to-day operations of the Group under the leadership of the Managing Director. The Managing Director, working with the other Executive Directors and the executive management team of each business division, is responsible for managing the businesses of the Group, including implementation of strategies adopted by the Board and assuming full accountability to the Board for the operations of the Group.

All Directors have made full and active contribution to the affairs of the Board and the Board always acts in the best interests of the Group. Apart from regular Board meetings, the Chairman shall hold meetings with the Non-executive Directors (including Independent Non-executive Directors) without the presence of Executive Directors at least once every year.

The Board meets regularly and held two meetings in March and August 2004 at half yearly intervals with attendance rate of 100%.

	Attendance
Executive Directors	
LI Ka-shing *(Chairman)*	2/2
LI Tzar Kuoi, Victor *(Managing Director and Deputy Chairman)*	2/2
George Colin MAGNUS	2/2
KAM Hing Lam	2/2
CHUNG Sun Keung, Davy	2/2
IP Tak Chuen, Edmond	2/2
PAU Yee Wan, Ezra	2/2
WOO Chia Ching, Grace	2/2
CHIU Kwok Hung, Justin	2/2
Non-executive Directors	
LEUNG Siu Hon (1)	2/2
FOK Kin-ning, Canning	2/2
Frank John SIXT	2/2
CHOW Kun Chee, Roland (1)	2/2
Independent Non-executive Directors	
KWOK Tun-li, Stanley	2/2
YEH Yuan Chang, Anthony	2/2
Simon MURRAY (2)	2/2
CHOW Nin Mow, Albert (3)	2/2
HUNG Siu-lin, Katherine (3)	2/2
WONG Yick-ming, Rosanna (4)	2/2
KWAN Chiu Yin, Robert (5)	Not applicable
CHEONG Ying Chew, Henry (5)	Not applicable

Notes:

(1) Re-designated from an Independent Non-executive Director to a Non-executive Director on 23rd September, 2004.

(2) Meeting held on 18th March, 2004 was represented by his alternate.

(3) Re-designated from a Non-executive Director to an Independent Non-executive Director on 29th October, 2004.

(4) Alternate Director to Mr. Simon Murray.

(5) Appointed as an Independent Non-executive Director on 23rd September, 2004.

Regular Board meetings of the year are scheduled in advance to give all Directors an opportunity to attend. Four regular Board meetings at approximately quarterly intervals have been scheduled for 2005. The Directors can attend meetings in persons or through other means of electronic communication in accordance with the Company's Articles of Association. A meeting between the Chairman and the Non-executive Directors and Independent Non-executive Directors without the presence of Executive Directors was held in the first quarter in 2005.

Board papers are circulated not less than three days before the Board meetings to enable the Directors to make informed decisions on matters to be raised at the Board meetings. The Company Secretary and the Qualified Accountant shall attend all regular Board meetings to advise on corporate governance, statutory compliance, accounting and financial matters when necessary. Directors shall have full access to information on the Group and are able to obtain independent professional advice whenever deemed necessary by the Directors. The Company Secretary shall prepare minutes and keep records of matters discussed and decisions resolved at all Board meetings.

Each newly appointed Director is provided with a package of orientation materials setting out the duties and responsibilities of Directors under the Listing Rules, related ordinances and relevant regulatory requirements of Hong Kong. Orientation meeting with newly appointed Director will be held for briefing on business and operations of the Company. Updates are provided to Directors when necessary to ensure that Directors are aware of the latest changes in the commercial and regulatory environment in which the Group conducts its businesses.

Appropriate insurance cover on Directors' and officers' liabilities has been in force to protect the Directors and officers of the Group from their risk exposure arising from the businesses of the Group.

The Company Secretary is responsible to the Board for ensuring that board procedures are followed and for ensuring that the Board is fully briefed on all legislative, regulatory and corporate governance developments and that it has regard to them when making decisions. The Company Secretary is also directly responsible for the Group's compliance with the continuing obligations of the Listing Rules, Codes on Takeovers and Mergers and Share Repurchases, Companies Ordinance, Securities and Futures Ordinance ("SFO") and other applicable laws, rules and regulations.

Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions effective 31st March, 2004. Specific enquiry has been made with all Directors and the Directors have complied with the required standard set out in the Model Code for the period ended 31st December, 2004.

Written guidelines on no less exacting terms than the Model Code relating to securities transactions for employees are set out in the Employee Handbook of the Company.

Directors' Responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group.

With the assistance of the Accounts Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure the preparation of the financial statements of the Group are in accordance with statutory requirements and applicable accounting standards. The Directors also ensure the publication of the finanical statements of the Group is in a timely manner.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Report of the Auditors on page 99.

Auditors' Remuneration

For the year ended 31st December, 2004, the Auditors of the Company received approximately HK$4 million for audit service and less than HK$1 million for tax and consultancy services.

Audit Committee

The Listing Rules require every listed issuer to establish an audit committee comprising at least three members who must be non-executive directors only, and the majority thereof must be independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. The Company established an audit committee ("Audit Committee") in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants). In accordance with the requirements of the Code on CG Practices, the terms of reference of the Audit Committee were revised on 1st January, 2005 in terms substantially the same as the provisions set out in the Code on CG Practices. The revised terms of reference of the Audit Committee are available on the Company's website.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information and review of the relationship with the Auditors of the Company. Regular meetings have been held by the Audit Committee since its establishment. The Audit Committee held two meetings in 2004 with attendance rate of 100%.

The existing Audit Committee of the Company comprises three Independent Non-executive Directors, namely, Mr. Kwan Chiu Yin, Robert (Chairman of the Audit Committee), Mr. Kwok Tun-li, Stanley and Mr. Cheong Ying Chew, Henry.

The Group's annual report for the year ended 31st December, 2004 has been reviewed by the Audit Committee.

Internal Control

The Board has overall responsibilities for maintaining sound and effective internal control system of the Group. The Group's system of internal control includes a defined management structure with limits of authority, is designed to help the achievement of business objectives, safeguard assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant legislation and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives.

Organisational Structure

An organisational structure with operating policies and procedures, lines of responsibility and delegated authority has been established.

Authority and Control

The relevant Executive Directors and senior management are delegated with respective levels of authorities with regard to key corporate strategy and policy and contractual commitments.

Budgetary Control and Financial Reporting

Budgets are prepared and are subject to the approval of the Executive Directors prior to being adopted. There are procedures for the appraisal, review and approval of major capital and recurrent expenditure. Results of operations against budgets are reported regularly to the Executive Directors.

Proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the Group's accounting policies and applicable laws and regulations.

Internal Audit

Internal Audit adopts a risk and control based audit approach. The annual work plan of Internal Audit is reviewed and endorsed by the Audit Committee and the work plan is directed to monitor compliance with internal control procedures focusing on those areas of the Group's activities with the greatest perceived risk.

Remuneration Committee

According to the Code on CG Practices, the Company shall set up a remuneration committee with a majority of the members thereof being independent non-executive directors. The Company established its remuneration committee ("Remuneration Committee") on 1st January, 2005. The existing Remuneration Committee comprises the Chairman of the Company Mr. Li Ka-shing (Chairman of the Remuneration Committee) and two Independent Non-executive Directors, namely, Mr. Kwok Tun-li, Stanley and Dr. Wong Yick-ming, Rosanna. Meetings of the Remuneration Committee have been scheduled for later this year.

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and reviewing the specific remuneration packages of all executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time. Terms of reference of the Remuneration Committee which have been adopted by the Board are posted on the Company's website.

The Remuneration Committee shall consult the Chairman and/or the Managing Director of the Company about their proposals relating to remuneration package and other human resources issues of the Directors and senior management of the Company. The emoluments of Directors are based on the skill, knowledge and involvement in the Company's affairs of each Director and are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Investor Relations and Communication with Shareholders

The Company establishes different communication channels with shareholders and investors: (i) apart from printed copies of corporate communication, shareholders can select to receive corporate information by electronic means, (ii) the annual general meeting provides a forum for shareholders to raise comments and exchange views with the Board, (iii) updated and key information of the Group are available on the website of the Company, (iv) the Company's website offers communication channel between the Company and its shareholders and investors, (v) regular press conferences and briefing meetings with analysts from investment sectors are set up from time to time on updated performance information of the Group, and (vi) the Company's Registrars serve the shareholders respecting all share registration matters.

The Directors have pleasure in presenting to shareholders their report together with the audited financial statements of the Company and of the Group for the year ended 31st December, 2004.

Principal Activities

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Results and Dividends

Results of the Group for the year ended 31st December, 2004 are set out in the consolidated profit and loss account on page 64.

The Directors recommend the payment of a final dividend of HK$1.42 per share which, together with the interim dividend of HK$0.38 per share paid on 15th October, 2004, makes a total dividend of HK$1.80 per share for the year.

Fixed Assets

Movements in fixed assets during the year are set out in note (7) to the financial statements.

Reserves

Movements in reserves during the year are set out in note (18) to the financial statements.

Group Financial Summary

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

Properties

Particulars of major properties held by the Group are set out on pages 60 to 63.

Directors

The Directors of the Company are listed on page 108. The Directors' biographical information is set out on pages 20 to 23.

On 23rd September, 2004, Mr. Kwan Chiu Yin, Robert and Mr. Cheong Ying Chew, Henry were appointed as Independent Non-executive Directors of the Company, and Mr. Leung Siu Hon and Mr. Chow Kun Chee, Roland were re-designated as Non-executive Directors of the Company. On 29th October, 2004, Mr. Chow Nin Mow, Albert and Ms. Hung Siu-lin, Katherine were re-designated as Independent Non-executive Directors of the Company.

Mr. Kwan Chiu Yin, Robert and Mr. Cheong Ying Chew, Henry will hold office until the forthcoming annual general meeting and, being eligible, offer themselves for re-election in accordance with the Company's Articles of Association.

In accordance with the Company's Articles of Association, the Directors of the Company (including Non-executive Directors) shall be subject to retirement by rotation at each annual general meeting. Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Ms. Pau Yee Wan, Ezra, Ms. Woo Chia Ching, Grace, Mr. Leung Siu Hon, Mr. Simon Murray and Mr. Chow Nin Mow, Albert will retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Disclosure of Interests

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st December, 2004, the interests or short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for securities transactions by the Directors adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long Positions in Shares

(a) The Company

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	857,794,744 (Note 2)	857,794,744	37.04%
Li Tzar Kuoi, Victor	Beneficial owner, interest of child or spouse, interest of controlled corporations & beneficiary of trusts	220,000	100,000	579,000 (Note 4)	857,794,744 (Note 2)	858,693,744	37.07%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	56,000	10,000	–	184,000 (Note 5)	250,000	0.01%
Kam Hing Lam	Beneficial owner	10,000	–	–	–	10,000	0.0004%
Leung Siu Hon	Beneficial owner & interest of child or spouse	635,500	64,500	–	–	700,000	0.03%
Chow Kun Chee, Roland	Beneficial owner	65,600	–	–	–	65,600	0.003%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	384,000	–	–	384,000	0.02%
Hung Siu-lin, Katherine	Beneficial owner	20,000	–	–	–	20,000	0.0009%

(b) Associated Corporations

Hutchison Whampoa Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporation & founder of discretionary trusts	–	–	41,851,000 (Note 1)	2,141,698,773 (Note 3)	2,183,549,773	51.22%
Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	1,086,770 (Note 4)	2,141,698,773 (Note 3)	2,142,785,543	50.26%
George Colin Magnus	Beneficial owner, interest of child or spouse & founder & beneficiary of a discretionary trust	40,000	9,900	–	950,100 (Note 6)	1,000,000	0.02%
Kam Hing Lam	Beneficial owner	60,000	–	–	–	60,000	0.001%
Leung Siu Hon	Beneficial owner & interest of child or spouse	11,000	28,600	–	–	39,600	0.0009%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	2,510,875 (Note 12)	–	2,510,875	0.06%
Frank John Sixt	Beneficial owner	50,000	–	–	–	50,000	0.001%
Chow Kun Chee, Roland	Beneficial owner	49,931	–	–	–	49,931	0.001%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	100,000	–	–	100,000	0.002%
Simon Murray	Beneficiary of trust	–	–	–	87,000 (Note 13)	87,000	0.002%
Chow Nin Mow, Albert	Beneficial owner	97	–	–	–	97	≃ 0%
Hung Siu-lin, Katherine	Beneficial owner	34,000	–	–	–	34,000	0.0008%

Cheung Kong Infrastructure Holdings Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	1,912,109,945 (Note 7)	1,912,109,945	84.82%
Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	1,912,109,945 (Note 7)	1,912,109,945	84.82%
Kam Hing Lam	Beneficial owner	100,000	–	–	–	100,000	0.004%

CK Life Sciences Int'l., (Holdings) Inc.

Name of Director	Capacity	Number of Ordinary Shares					Approximate % of Shareholding
		Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	
Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	1,880,005,715 (Note 1)	2,820,008,571 (Note 8)	4,700,014,286	73.35%
Li Tzar Kuoi, Victor	Beneficial owner & beneficiary of trusts	1,500,000	–	–	2,820,008,571 (Note 8)	2,821,508,571	44.04%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	502,240	400	–	7,360 (Note 5)	510,000	0.008%
Kam Hing Lam	Interest of child or spouse	–	4,150,000	–	–	4,150,000	0.06%
Chung Sun Keung, Davy	Beneficial owner	250,000	–	–	–	250,000	0.004%
Ip Tak Chuen, Edmond	Beneficial owner	1,500,000	–	–	–	1,500,000	0.02%
Pau Yee Wan, Ezra	Beneficial owner	600,000	–	–	–	600,000	0.009%
Woo Chia Ching, Grace	Beneficial owner	750,000	–	–	–	750,000	0.01%
Leung Siu Hon	Beneficial owner, interest of child or spouse & interest of controlled corporation	525,420	2,000	1,980 (Note 14)	–	529,400	0.008%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,000,000 (Note 12)	–	1,000,000	0.02%
Frank John Sixt	Beneficial owner	600,000	–	–	–	600,000	0.009%
Chow Kun Chee, Roland	Beneficial owner	602,624	–	–	–	602,624	0.009%
Kwok Tun-li, Stanley	Interest of child or spouse	–	200,000	–	–	200,000	0.003%
Yeh Yuan Chang, Anthony	Beneficial owner	500,000	–	–	–	500,000	0.008%
Hung Siu-lin, Katherine	Beneficial owner	6,000	–	–	–	6,000	≈ 0%
Kwan Chiu Yin, Robert	Interest of controlled corporation	–	–	500,000 (Note 15)	–	500,000	0.008%

Other Associated Corporations

Name of Company	Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Beautiland Company Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	100,000,000 (Note 16)	100,000,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	100,000,000 (Note 16)	100,000,000	100%
Jabrin Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	9,000 (Note 16)	9,000	90%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	9,000 (Note 16)	9,000	90%
Kobert Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	4,900 (Note 16)	4,900	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	4,900 (Note 16)	4,900	100%
Tsing-Yi Realty, Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	3,150,000 (Note 16)	3,150,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	3,150,000 (Note 16)	3,150,000	100%
Tosbo Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	4 (Note 1)	6 (Note 17)	10	100%
Hutchison Telecom-munications International Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	245,546 (Note 1)	3,185,589,325 (Note 9)	3,185,834,871	70.80%
	Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	14,489 (Note 4)	3,185,589,325 (Note 9)	3,185,603,814	70.79%
	George Colin Magnus	Beneficial owner & interest of child or spouse	13,201	132	–	–	13,333	0.0003%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	250,000 (Note 12)	–	250,000	0.006%
Hutchison Harbour Ring Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	5,000,000 (Note 12)	–	5,000,000	0.07%

Name of Company	Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Hutchison Telecom-munications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	100,000	–	1,000,000 (Note 12)	–	1,100,000	0.16%
Hutchison Global Communications Holdings Limited	Li Ka-shing	Interest of controlled corporation & founder of discretionary trusts	–	–	286,312,000 (Note 1)	3,875,632,628 (Note 10)	4,161,944,628	60.28%
	Li Tzar Kuoi, Victor	Interest of controlled corporation & beneficiary of trust	–	–	26,300,000 (Note 4)	3,875,632,628 (Note 10)	3,901,932,628	56.52%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	10,000,000 (Note 12)	–	10,000,000	0.14%

2. Long Positions in Underlying Shares

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Company	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	292,291 underlying shares under US$2,000,000 Notes due 2007 issued by BNP Paribas (Note 12)	–	292,291 underlying shares under US$2,000,000 Notes due 2007 issued by BNP Paribas
Hutchison Whampoa Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	757,939 underlying shares under US$5,000,000 Notes due 2005 issued by BNP Paribas (Note 12)	–	757,939 underlying shares under US$5,000,000 Notes due 2005 issued by BNP Paribas
Cheung Kong Infrastructure Holdings Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	2 underlying shares by virtue of the HK$300,000,000 Capital Guaranteed Notes due 2009 issued by Cheung Kong Bond Finance Limited (Note 11)	2 underlying shares by virtue of the HK$300,000,000 Capital Guaranteed Notes due 2009 issued by Cheung Kong Bond Finance Limited
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	2 underlying shares by virtue of the HK$300,000,000 Capital Guaranteed Notes due 2009 issued by Cheung Kong Bond Finance Limited (Note 11)	2 underlying shares by virtue of the HK$300,000,000 Capital Guaranteed Notes due 2009 issued by Cheung Kong Bond Finance Limited

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Telecom-munications International Limited	Frank John Sixt	Beneficial owner	255,000 underlying shares by virtue of 17,000 American Depository Shares	–	–	–	255,000 underlying shares by virtue of 17,000 American Depository Shares
Hutchison Telecom-munications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	134,000 underlying shares under 134,000 5.5% Unsecured Convertible Notes due 2007	–	1,340,001 underlying shares under 1,340,001 5.5% Unsecured Convertible Notes due 2007 (Note 12)	–	1,474,001 underlying shares under 1,474,001 5.5% Unsecured Convertible Notes due 2007
Hutchison Global Communications Holdings Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	3,333,333,333 underlying shares under HK$3,200,000,000 1% Unsecured Convertible Notes due 2009 (Note 10)	3,333,333,333 underlying shares under HK$3,200,000,000 1% Unsecured Convertible Notes due 2009
			–	–	–	1,041,666,666 underlying shares under Facility Convertible Notes to be issued pursuant to the terms of an unsecured loan facility of HK$1,000,000,000 (Note 10)	1,041,666,666 underlying shares under Facility Convertible Notes to be issued pursuant to the terms of an unsecured loan facility of HK$1,000,000,000
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	3,333,333,333 underlying shares under HK$3,200,000,000 1% Unsecured Convertible Notes due 2009 (Note 10)	3,333,333,333 underlying shares under HK$3,200,000,000 1% Unsecured Convertible Notes due 2009
			–	–	–	1,041,666,666 underlying shares under Facility Convertible Notes to be issued pursuant to the terms of an unsecured loan facility of HK$1,000,000,000 (Note 10)	1,041,666,666 underlying shares under Facility Convertible Notes to be issued pursuant to the terms of an unsecured loan facility of HK$1,000,000,000

3. Long Positions in Debentures

Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa International (01/11) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$2,000,000 7% Notes due 2011 (Note 4)	–	US$2,000,000 7% Notes due 2011
Hutchison Whampoa International (03/13) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$11,000,000 6.5% Notes due 2013 (Note 4)	–	US$11,000,000 6.5% Notes due 2013
Hutchison Whampoa Finance (03/13) Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	Euro20,900,000 5.875% Notes due 2013 (Note 12)	–	Euro20,900,000 5.875% Notes due 2013
Hutchison Whampoa International (03/33) Limited	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$6,500,000 6.25% Notes due 2014 (Note 12)	–	US$6,500,000 6.25% Notes due 2014

Notes:

(1) Such interests are held by certain companies of which Mr. Li Ka-shing is interested in the entire issued share capital.

(2) The two references to 857,794,744 shares relate to the same block of shares in the Company. Mr. Li Ka-shing is the settlor of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2"). Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT1 and DT2 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and companies controlled by TUT1 as trustee of UT1 ("TUT1 related companies") hold a total of such 857,794,744 shares.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of the Company by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of the Company independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Unity Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT1 and DT2, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a Director of the Company and has no duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(3) The two references to 2,141,698,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. By virtue of the interests in shares of the Company in relation to which each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has a duty of disclosure under the SFO in the issued share capital of the Company as described in Note (2) above and as a Director of the Company, they are taken to have a duty of disclosure in relation to the said shares of HWL under the SFO; and

(b) 11,496,000 shares held by Li Ka-Shing Castle Trustee Company Limited ("TUT3") as trustee of The Li Ka-Shing Castle Trust ("UT3"). Mr. Li Ka-shing is the settlor of each of the two discretionary trusts ("DT3" and "DT4"). Each of Li Ka-Shing Castle Trustee Corporation Limited ("TDT3", which is the trustee of DT3) and Li Ka-Shing Castle Trustcorp Limited ("TDT4", which is the trustee of DT4) holds units in UT3 but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT3 and DT4 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard.

The entire issued share capital of TUT3 and the trustees of DT3 and DT4 are owned by Li Ka-Shing Castle Holdings Limited ("Castle Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco. TUT3 is only interested in the shares of HWL by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of HWL independently without any reference to Castle Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Castle Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT3 and DT4 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT3 and DT4, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HWL held by TUT3 as trustee of UT3 under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco and is a discretionary beneficiary of each of DT3 and DT4, he is not a Director of the Company and has no duty of disclosure in relation to the shares of HWL held by TUT3 as trustee of UT3 under the SFO.

(4) Such interests are held by certain companies of which Mr. Li Tzar Kuoi, Victor is interested in the entire issued share capital.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) Such interests are indirectly held by a trust of which Mr. George Colin Magnus is the settlor and a discretionary beneficiary.

(7) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares of CKI held by the subsidiary of HWL under the SFO; and

(b) 5,428,000 shares held by TUT1 as trustee of UT1. By virtue of the deemed interests in TUT1 as trustee of UT1 as described in Note (2) above, each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor is taken to have a duty of disclosure in relation to such shares of CKI under the SFO.

(8) The two references to 2,820,008,571 shares in CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") relate to the same block of shares which are held by a subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are taken to have a duty of disclosure in relation to such shares of CKLS held by the subsidiary of the Company by virtue of their deemed interests in the shares of the Company as described in Note (2) above under the SFO.

(9) Such shares of Hutchison Telecommunications International Limited ("HTIL") comprise:-

(a) 3,185,436,045 shares held by certain subsidiaries of the Company and HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and HWL as described in Notes (2) and (3) above, are taken to have a duty of disclosure in relation to the said shares of HTIL under the SFO; and

(b) 153,280 shares held by TUT3 as trustee of UT3. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of the deemed interests in TUT3 as trustee of UT3 as described in Note (3) above, are taken to have a duty of disclosure in relation to such shares of HTIL under the SFO.

(10) 3,875,632,628 shares of Hutchison Global Communications Holdings Limited ("HGCH") are held by a wholly owned subsidiary of the Company and a subsidiary which is owned as to 70.16% by HWL while the interests in 3,333,333,333 underlying shares and 1,041,666,666 underlying shares are held by certain subsidiaries which are owned as to 70.16% by HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and HWL as described in Notes (2) and (3) above, are taken to have a duty of disclosure in relation to the said shares and underlying shares of HGCH under the SFO.

(11) The 2 underlying shares of CKI are held by an indirect wholly owned subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company as described in Note (2) above, are taken to have a duty of disclosure in relation to such underlying shares of CKI under the SFO.

(12) Such interests are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(13) Such interests are held by an offshore family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

(14) Such interests are held by a company which is wholly owned by Mr. Leung Siu Hon and his wife.

(15) Such interests are held by a company wholly owned by Mr. Kwan Chiu Yin, Robert.

(16) These are subsidiaries of the Company and such shares are held through the Company and TUT1 as trustee of UT1. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and TUT1 as trustee of UT1 as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares under the SFO.

(17) These shares are held by a subsidiary of the Company. By virtue of the deemed interests in the shares of the Company as described in Note (2) above and as a Director of the Company, Mr. Li Ka-shing is taken to have a duty of disclosure in relation to such shares under the SFO.

As at 31st December, 2004, by virtue of their deemed interests in the shares of the Company as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SFO.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Save as disclosed above, none of the Directors or chief executives of the Company had, as at 31st December, 2004, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director has a material interest subsisted at the balance sheet date or at any time during the year.

None of the Directors has any service contract with the Company or any of its subsidiaries.

Interests and Short Positions of Shareholders

So far as is known to any Director or chief executive of the Company, as at 31st December, 2004, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or had otherwise notified to the Company were as follows:

1. Long Positions of Substantial Shareholders in the Shares of the Company

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	857,794,744 (Note)	37.04%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of trust	857,794,744 (Note)	37.04%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of trust	857,794,744 (Note)	37.04%

2. Long Positions of Other Persons in the Shares of the Company

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Templeton Global Advisors Ltd.	Investment manager	148,312,838	6.40%

Note: The three references to 857,794,744 shares relate to the same block of shares in the Company. Each of TUT1 as trustee of UT1, TDT1 as trustee of DT1 and TDT2 as trustee of another discretionary trust is taken to have a duty of disclosure in relation to the said shares of the Company as described in Note (2) under the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the SFO.

Save as disclosed above, as at 31st December, 2004, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Connected Transactions

1. On 3rd November, 2004, the Group entered into a subscription agreement ("Subscription Agreement") with Master Rank Investments Limited ("Master Rank"), a wholly owned subsidiary of Nan Fung Development Limited ("Nan Fung") pursuant to which Master Rank agreed to subscribe for one share for cash at the par value of US$1.00 representing 10% interest in the entire issued share capital of Trudeau Holdings Limited ("Trudeau Holdings"), an indirect wholly owned subsidiary of the Group which, through its wholly owned subsidiary, entered into the land grant with the Government to acquire Kowloon Inland Lot No. 11124, Sheung Shing Street, Homantin, Kowloon for a land premium of HK$9,420 million. Master Rank is a connected person of the Company within the meaning of the Listing Rules by virtue of being a wholly owned subsidiary of Nan Fung, which in turn is a substantial shareholder of a subsidiary of the Company. The entering into the Subscription Agreement constituted a connected transaction for the Company under the Listing Rules.

2. The Group had entered into the following joint venture arrangements ("JV Arrangements") with HWL and/or its subsidiaries ("HWL Group") and established joint venture companies in which each of the Group and the HWL Group has 50% equity interests. The Stock Exchange ruled that the total capital commitment of each of the Company and HWL in connection with the JV Arrangements be equal to 50% of the consideration paid by and/or the proposed total investment of the relevant joint venture company for the purpose of Rule 14A.15(2) of the Listing Rules. HWL is a substantial shareholder of certain subsidiaries of the Company and hence a connected person of the Company within the meaning of the Listing Rules. Such JV Arrangements constituted connected transactions for the Company under the Listing Rules.

Date	Joint Venture Company	Details of JV Arrangements
In November 2004	Hutchison Whampoa Properties (Chengdu) Limited ("HWPC")	Establishment of HWPC for the purpose of owning and development of a piece of land in New South District Chengdu, the Mainland ("Chengdu Land"). To fund the payment of land cost, construction costs and other project costs for the development of the Chengdu Land, the total investment and the registered capital of HWPC would be increased from US$6 million to RMB3,000 million and from US$3 million to RMB1,050 million respectively in stages over the period ending May 2005. Any contribution to increase the registered capital of, and any shareholders' loans to, HWPC would be done equally by the Group and the HWL Group in proportion to their respective equity interests in HWPC.
4th December, 2004	Swingfield Developments Limited ("Swingfield")	Establishment of Swingfield for the purpose of effecting the acquisition of the entire issued share capital of, and the benefits of the debts owed by, The Kowloon Hotel Limited (which in turn is the registered owner of Kowloon Inland Lot No. 10737 together with the buildings and structures erected thereon and known as The Kowloon Hotel) at the consideration of HK$1,930 million (subject to adjustment). The consideration paid by Swingfield was funded by the Group and the HWL Group on a pro-rata basis in proportion to their 50:50 interest in Swingfield.

Date	Joint Venture Company	Details of JV Arrangements
16th December, 2004	Hutchison Whampoa Properties (Xi An) Limited ("HWPXA")	Establishment of HWPXA for the purpose of effecting the acquisition and development of 6 pieces of land in Xi An, the Mainland ("Xi An Land"). To fund the payment of land cost, construction costs and other project costs for the development of the Xi An Land, the total investment and the registered capital of HWPXA would be increased to US$218.57 million and US$76.5 million respectively in stages over the period ended February 2005. Any contribution to the registered capital of, and any shareholders' loans to, HWPXA would be made equally by the Group and the HWL Group in proportion to their respective equity interests in HWPXA.
22nd December, 2004	New joint venture company in Shenzhen ("JVCo")	Establishment of JVCo for the purpose of owning and development of a piece of land in Shenzhen, the Mainland ("Shenzhen Land"). To fund the payment of land cost, construction costs and other project costs for the development of the Shenzhen Land, the total investment and the registered capital of JVCo were proposed to be RMB695 million and RMB232 million respectively. Any contribution to the registered capital of, and any shareholders' loans to, JVCo would be made equally by the Group and the HWL Group in proportion to their respective equity interests in JVCo.
4th February, 2005	Gislingham Limited ("Gislingham")	Establishment of Gislingham for the purpose of owning and development of Lot No. 86A and Lot No. 86B in Maqiao, Minhang District, Shanghai, the Mainland ("Maqiao Land"), through the acquisition of the entire equity interest in, and the shareholders' loans to, Shanghai Qi-long Property Company Limited ("Shanghai Qi-long") at a total consideration of RMB262.28 million. Shanghai Qi-long had acquired and proposed to acquire the land use rights in respect of the Maqiao Land. To fund the payment of land cost, construction costs and other project costs for the development of Maqiao Land, Shanghai Qi-long would have a total investment of US$82.8 million and its registered capital would be increased to US$27.6 million. The acquisition cost for the equity interest in, and shareholders' loans to, Shanghai Qi-long, and any contribution to the registered capital of, and any shareholders' loans to, Shanghai Qi-long would be made equally by the Group and the HWL Group in proportion to their respective equity interests in Gislingham.
5th March, 2005	Hutchison Whampoa Properties (Chengdu) Wenjiang Limited ("HWPCW")	Establishment of HWPCW for the purpose of effecting the acquisition and development of a piece of land in Wenjiang District, Chengdu, the Mainland ("Wenjiang Land"). To fund the payment of land cost, construction costs and other project costs for the development of the Wenjiang Land, the total investment and the registered capital of HWPCW were proposed to be RMB570 million and RMB200 million respectively. Any contribution to the registered capital of, and any shareholders' loans to, HWPCW would be made equally by the Group and the HWL Group in proportion to their respective equity interests in HWPCW.

3. The Group had provided guarantees ("Guarantees") or financial assistance ("Financial Assistance") for companies in respect of which both the Group and the HWL Group or other joint venture partner(s) have interests. The Guarantees or Financial Assistance were provided by the Group and the HWL Group or other joint venture partner(s) (as the case may be) on a several basis and pro-rated to their respective interests in the relevant company. HWL is a substantial shareholder of certain subsidiaries of the Company and hence a connected person of the Company within the meaning of the Listing Rules. Such Guarantees or Financial Assistance constituted connected transactions for the Company under the Listing Rules.

Date	Joint Venture Company	Guarantees or Financial Assistance provided by the Group
21st June, 2004	Hutchison Enterprises (Chongqing) Limited	50% of the obligations under 2 term loan facilities of US$56 million in an aggregate principal amount made available by an independent financial institution.
21st June, 2004	Hutchison Whampoa Properties (Beijing Chaoyang) Limited	50% of the obligations under a credit facility of HK$270 million in principal amount made available by an independent financial institution.
21st June, 2004	Hutchison Whampoa Properties (Guangzhou Liwan) Limited	50% of the obligations under a term loan facility of HK$300 million in principal amount made available by an independent financial institution.
21st June, 2004	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under a term loan facility of US$56 million in principal amount made available by an independent financial institution.
21st June, 2004	Hutchison Whampoa Properties (Chongqing Nanan) Limited	50% of the obligations under a term loan facility of HK$430 million in principal amount made available by an independent financial institution.
21st June, 2004	Hutchison Whampoa Properties (Shanghai) Gubei Limited	50% of the obligations under a revolving loan facility of HK$100 million in principal amount made available by an independent financial institution.
30th December, 2004	Hutchison Whampoa Properties (Shanghai) Gubei Limited	50% of the obligations under a revolving loan facility of HK$250 million in principal amount made available by an independent financial institution.
30th December, 2004	Shenzhen Hutchison Whampoa CATIC Properties Limited	50% of the obligations under a term loan facility of HK$500 million in principal amount made available by an independent financial institution.
30th December, 2004	Hutchison Whampoa Properties (Shanghai) Limited	50% of the obligations under a term loan facility of HK$200 million in principal amount made available by an independent financial institution.
30th December, 2004	Hutchison Whampoa Properties (Shanghai) Limited	50% of the obligations under a term loan facility of HK$290 million in principal amount made available by an independent financial institution.
18th March, 2005	Clevinger International Limited ("Clevinger")	50% of the obligations under the proposed acquisition at a consideration of HK$880 million (subject to adjustment) by Clevinger of the entire issued share capital of and the benefit of the debt owed by Harvest Country Limited, and various pieces of land in Hung Shui Kiu, Yuen Long owned by its subsidiary, including the contribution to the consideration on an unsecured basis and on normal commercial terms in proportion to the 50% equity interest in Clevinger.

Major Customers and Suppliers

During the year, 92% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 87% of the Group's purchases. The Group's turnover attributable to the Group's five largest customers was less than 30%.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Directors' Interests in Competing Businesses

During the year, the interests of Directors in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group ("Competing Business") as required to be disclosed pursuant to the Listing Rules were as follows:

1. Core Business Activities of the Group

(1) Property development and investment.
(2) Hotel and serviced suite operation.
(3) Property and project management.
(4) Investment in securities.
(5) Information technology, e-commerce and new technology.

2. Interests in Competing Business

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Li Ka-shing	Hutchison Whampoa Limited	Chairman	(1), (2), (3), (4) & (5)
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Deputy Chairman	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Chairman	(4) & (5)
George Colin Magnus	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Chairman	(4) & (5)
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Group Managing Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	President and Chief Executive Officer	(4) & (5)
Ip Tak Chuen, Edmond	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Senior Vice President and Chief Investment Officer	(4) & (5)
	TOM Group Limited	Non-executive Director	(4) & (5)
	ARA Asset Management (Singapore) Limited	Director	(3)
	ARA Trust Management (Suntec) Limited	Director	(3)
	CATIC International Holdings Limited	Non-executive Director	(1) & (4)
	Excel Technology International Holdings Limited	Non-executive Director	(4) & (5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)
	Shougang Concord International Enterprises Company Limited	Non-executive Director	(1) & (4)

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Chiu Kwok Hung, Justin	ARA Asset Management (Singapore) Limited	Chairman	(3)
	ARA Trust Management (Suntec) Limited	Chairman	(3)
	Al Islami Far Eastern Real Estate Fund Limited	Chairman	(3) & (4)
Fok Kin-ning, Canning	Hutchison Whampoa Limited	Group Managing Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Deputy Chairman	(4) & (5)
	Hutchison Telecommunications International Limited	Chairman	(5)
	Hutchison Harbour Ring Limited	Chairman	(1) & (5)
	Hutchison Global Communications Holdings Limited	Chairman	(5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)
Frank John Sixt	Hutchison Whampoa Limited	Group Finance Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	TOM Group Limited	Chairman	(4) & (5)
	TOM Online Inc.	Chairman	(5)
	Hutchison Telecommunications International Limited	Non-executive Director	(5)
	Hutchison Global Communications Holdings Limited	Executive Director	(5)
Chow Nin Mow, Albert	Wah Yip (Holdings) Limited	Chairman, Managing Director and Substantial Shareholder	(1) & (3)
Hung Siu-lin, Katherine	The Hong Kong Housing Society	Supervisory Board Member	(1) & (3)
	Hong Kong Young Women's Christian Association	Hotel Management Committee Member	(1), (2) & (3)
	The Scout Association of Hong Kong	Hotel Management Committee Member	(1), (2) & (3)

Note: Such businesses may be made through subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with businesses of the Group.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Sufficiency of Public Float

Based on information publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.

Community Relations

During the year, the Group supported a wide variety of charities and activities beneficial to the community. Donations made by the Group during the year amounted to approximately HK$7,500,000.

Rule 13.22 of the Listing Rules

As at 31st December, 2004, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies exceeded the relevant percentage ratios of 8% under the Listing Rules. In accordance with the requirements under Rule 13.22 of the Listing Rules, the Company made an application to and received a waiver from the Stock Exchange to provide the following statement as an alternative.

As at 31st December, 2004, the indebtedness (including amounts owing to the Group), contingent liabilities and capital commitments of the Affiliated Companies, to which the provision of financial assistance and/or guarantees by the Group are subject to disclosure under Rule 13.16, were HK$60,023 million, HK$13,403 million and HK$5,090 million respectively.

Auditors

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 31st March, 2005

Accounts Department
Man Ka Keung, Simon, aged 47, Chief Manager, joined the Cheung Kong Group in December 1987. He has over 24 years of experience in accounting and auditing. He holds a Bachelor's degree in Economics and is an associate member of The Institute of Chartered Accountant in Australia.

Lee Shu Yan, Simon, aged 41, Manager, joined the Cheung Kong Group in October 1987. He has over 22 years of experience in accounting. He holds a Postgraduate Diploma in Management Studies. He is a fellow member of The Association of Chartered Certified Accountants, a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a non-practising member of The Chinese Institute of Certified Public Accountants.

Building Cost & Contract Department
Kwan Chi Kin, Anthony, aged 49, Chief Manager, joined the Cheung Kong Group in May 1990. He has over 27 years of experience in building construction and quantity surveying. He holds a Higher Diploma in Building Technology and Management. He is a Registered Professional Engineer, a professional member of The Royal Institution of Chartered Surveyors, a member of The Hong Kong Institute of Surveyors, a member of The Chartered Institute of Building, a member of The Hong Kong Institution of Engineers, a member of the Hong Kong Institute of Construction Managers and a member of Chartered Management Institute.

Chan Kin Sun, Sidney, aged 50, Contracts Manager, joined the Cheung Kong Group in January 1998. He has over 28 years of experience in quantity surveying. He holds a Technician Diploma in Building and Architecture Studies (Building). He is a member of The Chartered Institute of Building and a member of The Hong Kong Institution of Engineers.

Ho Kin Chung, Richard, aged 49, Contracts Manager, joined the Cheung Kong Group in March 2000. He has over 26 years of experience in quantity surveying. He holds a Higher Diploma in Building Technology & Management. He is a professional member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Wong Tak On, Andy, aged 41, Contracts Manager, joined the Cheung Kong Group in May 1997. He has over 17 years of experience in quantity surveying. He holds a Bachelor of Applied Science degree in Building Studies. He is a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Yau Charm Ping, Steve, aged 45, Contracts Manager, joined the Cheung Kong Group in June 1987. He has over 23 years of experience in quantity surveying. He holds an Advanced Higher Diploma in Quantity Surveying and is a professional associate of The Royal Institution of Chartered Surveyors.

Chairman's Office
Au Siu Yin, Amy, aged 42, Manager, joined the Cheung Kong Group in February 1990. She has over 20 years of experience in office and charity project management. She holds a Bachelor of Arts degree and a Master's degree in Business Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators.

China Department
Chan Yuet Ming, Louis, aged 45, General Manager, Beijing Oriental Plaza Company Limited, Beijing PoGarden Real Estates Development Company Limited and Beijing ChangLe Real Estate Development Company Limited, joined the Cheung Kong Group in October 1992. He has over 20 years of experience in project management. He holds a Bachelor of Science degree in Architecture and a Bachelor's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Wang Qi, James, aged 41, Manager, Business Development, joined the Cheung Kong Group in January 1994. He has over 19 years of experience in business development and is the Chief Representative of the Beijing Office of the Company. He holds a Master's degree in Management Science.

Chu Yu Fai, Kenneth, aged 52, Business Development Manager, China Hotels, joined the Cheung Kong Group in July 1994. He has over 26 years of experience in finance, accounting and auditing. He holds a Bachelor of Arts degree in Economics and a Bachelor of Commerce degree in Business Administration. He is a Certified Management Accountant.

Hui Tung Keung, Tommy, aged 42, Business Development Manager, China Hotels, joined the Cheung Kong Group in January 1994. He has over 21 years of experience in accounting, hotel and property management. He holds a Master's degree in Business Administration.

Lee Chi Kin, Casey, aged 42, Business Development Manager, China Hotels, joined the Cheung Kong Group in August 1998. He has over 20 years of experience in accounting. He holds a Bachelor's degree of Social Sciences. He is a member of The Chinese Institute of Certified Public Accountants, a fellow of The Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Cheung Sau Ying, Dorothy, aged 43, Finance Manager, China Hotels, joined the Cheung Kong Group in August 2000. She has over 22 years of experience in accounting. She holds a Higher Certificate in Company Secretaries and Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Company Secretaries.

Wu Kwok Leung, Eddy, aged 48, Finance Manager, ChangLe Project, joined the Cheung Kong Group in November 1993. He has over 27 years of experience in accounting. He holds a Diploma in Chinese Law and a Higher Certificate in Accountancy.

Yeung Chi Keung, Nicky, aged 41, Finance Manager, China Hotels, joined the Cheung Kong Group in April 1997. He has over 17 years of experience in both accounting and auditing. He holds a Master's degree in Business Administration. He is a member of American Institute of Certified Public Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Chan Pak Wing, Thomas, aged 48, Manager, China Housing Development, joined the Cheung Kong Group in August 1993. He has over 23 years of experience in project management. He holds a Bachelor of Applied Science degree in Civil Engineering, a Bachelor of Commerce degree in Business Administration and a Master's degree in Business Administration. He is a Canadian Professional Engineer and a member of The Institute of Highways and Transportation (Great Britain).

Chan Wai Ming, aged 51, Project Manager, China Hotels, joined the Cheung Kong Group in May 1997. He has over 28 years of experience in project management and holds a Higher Certificate in Building Technology.

Lam Ka Keung, aged 47, Project Manager, Guangzhou Project, joined the Cheung Kong Group in June 1994. He has over 27 years of experience in project management. He holds a Higher Certificate in Construction Technology.

Leung Shau Yung, Fabian, aged 42, Project Manager, joined the Cheung Kong Group in May 1997. He has over 16 years of experience in project management. He holds a Bachelor of Science degree in Architecture and a Bachelor of Architecture degree. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Ng Hok Leung, Sidney, aged 49, Project Manager, China Hotels, joined the Cheung Kong Group in June 1998. He has over 30 years of experience in hotel construction, engineering and property management.

Company Secretarial Department
Yeung, Eirene, aged 44, Corporate Business Counsel & Company Secretary, joined the Cheung Kong Group in August 1994. She has over 20 years of experience in corporate and commercial legal work, regulatory compliance and company secretarial field. She is also the Company Secretary of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc., and a Director of ARA Asset Management (Singapore) Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of Judicature in England and Wales. She holds a Bachelor's degree in Laws and a Master's degree in Business Administration. She is also a panel member of The Hong Kong Institute of Company Secretaries.

Chan Siu Kuen, Mildred, aged 41, Manager, joined the Cheung Kong Group in September 2000. She has over 17 years of experience in company secretarial field. She holds a Bachelor of Arts degree in Accountancy and a professional diploma in Company Secretaryship and Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Company Secretaries.

Law Kai Chung, Edmund, aged 37, Manager, joined the Cheung Kong Group in October 2000. He has over 11 years of experience in the legal field. He holds a Bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of England and Wales. He is a member of The Law Society of Hong Kong.

Lee Miu Ling, Landy, aged 43, Manager, joined the Cheung Kong Group in April 2001. She has over 15 years of experience in company secretarial field. She holds a Master's degree in Arbitration and a Master's degree in Laws. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Company Secretaries.

Construction Audit & Quality Assurance Department
Tsui Ying Kit, Simon, aged 45, Manager, joined the Cheung Kong Group in March 1976. He has over 24 years of experience in electrical and mechanical engineering and building quality management. He holds a Higher Certificate in Supervisory & Quality Management, and is a Certified Facility Manager and a member of International Facility Management Association.

Corporate Affairs Department
Tong Barnes Wai Che, Wendy, aged 44, Chief Corporate Affairs Officer, joined the Cheung Kong Group in March 1999. She is also the Chief Corporate Affairs Officer of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc. She has over 20 years of experience in public relations and corporate affairs. She holds a Bachelor's degree in Business Administration.

Cheong Yuen Mei, Winnie, aged 36, Senior Corporate Affairs Manager, joined the Cheung Kong Group in March 1999. She has over 14 years of experience in public relations and corporate affairs. She holds a Bachelor of Arts degree in Philosophy.

Yuen Kwok Wai, Ivan, aged 40, Senior Marketing Communications Manager, joined the Cheung Kong Group in May 2004. He has over 16 years of experience in advertising and marketing communications. He holds a Bachelor of Social Science with Honours in Journalism and Communication.

Lai Man Yee, Emily, aged 37, Marketing Communications Manager, joined the Cheung Kong Group in April 1995. She has over 13 years of experience in advertising and marketing communications. She holds a Bachelor of Business Administration degree with Honours.

Credit Administration
Ma Lai Chee, Gerald, aged 37, Chief Manager, Corporate Business Development, joined the Cheung Kong Group in February 1996. He is a Director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, PowerCom Network Hong Kong Limited, Career Times Online Limited and mReferral Corporation (HK) Limited. He has over 15 years of experience in financial management, banking and sales & marketing. He holds a Bachelor of Commerce degree in Finance.

Design & Promotion Department
Leung Yuen Kwan, Josephine, aged 36, Senior Manager, joined the Cheung Kong Group in July 1995. She has over 11 years of experience in design, promotion, market research and property sales. She holds a Bachelor of Commerce degree in Marketing and Finance.

Development Department
Shen Wai Yee, Grace, aged 53, Chief Manager, Construction Management Division, joined the Cheung Kong Group in September 1989. She has over 23 years of experience in project management. She holds a Bachelor's degree in Sociology and Architecture. She is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Lui Wai Yu, Albert, aged 54, Senior Project Manager, joined the Cheung Kong Group in July 1978. He has over 31 years of experience in project management.

Chan Hon Shing, aged 43, Project Manager, joined the Cheung Kong Group in December 1995. He has over 18 years of experience in architectural profession and project management. He holds a Bachelor of Arts degree in Architectural Studies and a Bachelor's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Chan Kwok Keung, Dennis, aged 37, Project Manager, joined the Cheung Kong Group in May 1997. He has over 11 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architecture, a Master's degree in Architecture, and a Master's degree in Business Administration in Digital Technologies Management. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a member of the Hong Kong Institute of Architects, and a member of the Chartered Institute of Arbitrators.

Ho Ting Fung, Albert, aged 51, Project Manager/Manager of Interior Architecture, joined the Cheung Kong Group in November 1998. He has over 25 years of experience in project/interior architectural management. He holds a Bachelor of Arts degree in Architectural Studies and a Bachelor's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a corporate member of The Royal Institute of British Architects and a member of the Hong Kong Institute of Architects.

Leung Chun Fung, Victor, aged 46, Project Manager, joined the Cheung Kong Group in May 1995. He has over 21 years of experience in project management. He holds a Bachelor of Engineering Degree in Civil Engineering.

Lo Kin Yip, Terence, aged 41, Project Manager, joined the Cheung Kong Group in January 1999. He has over 15 years of experience in project management. He holds a Bachelor of Arts degree in Architectural Studies and a Bachelor's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a corporate member of The Royal Institute of British Architects, a member of the Hong Kong Institute of Architects and an associate member of The Chartered Institute of Arbitrators.

Mok Wai Chung, David, aged 45, Project Manager, joined the Cheung Kong Group in April 1989. He has over 21 years of experience in project management. He holds a Bachelor of Arts degree in Architectural Studies, a Bachelor's degree in Architecture, a Master's degree in Business Administration and a Master of Science degree in E-Commerce. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Pun Wing Chiu, Anthony, aged 41, Project Manager, Structural, joined the Cheung Kong Group in September 1999. He has over 17 years of experience in project/structural engineering management. He holds a Bachelor of Science degree in Civil Engineering. He is a Chartered Engineer, a Registered Professional Engineer, a Registered Structural Engineer, a member of The Hong Kong Institution of Engineers and a member of The Institution of Structural Engineers.

Tang Sek Wai, Max, aged 45, Project Manager, joined the Cheung Kong Group in November 1986. He has over 19 years of experience in project management. He holds a Master's degree in Environmental Engineering Management and a Master's degree in Business Administration (Executive). He is a Chartered Builder, a member of The Hong Kong Institution of Engineers and a member of Hong Kong Institute of Construction Managers.

Chan Ho Kei, Kevin, aged 32, Construction Manager, joined the Cheung Kong Group in June 2003. He has over 6 years of experience in project management. He holds a Bachelor of Arts degree in Architectural Studies and a Master's degree in Architecture. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Mak Kwok Keung, Charles, aged 43, Construction Manager, joined the Cheung Kong Group in January 1994. He has over 22 years of experience in construction management. He holds a Diploma in Construction Management.

Wong Yin Li, Raymond, aged 48, Construction Manager, joined the Cheung Kong Group in November 1989. He has over 19 years of experience in construction management. He holds a Higher Diploma in Building Technology and Management.

Yiu Chi Wai, Albert, aged 33, Construction Manager, joined the Cheung Kong Group in June 2001. He has over 8 years of experience in construction management. He holds a Bachelor of Arts degree in Architectural Studies, a Master's degree in Architecture and a Postgraduate Diploma in Construction Project Management. He is a Registered Architect, an Authorized Person (List of Architects) of the Hong Kong Special Administrative Region, a corporate member of The Royal Institute of British Architects, a member of the Hong Kong Institute of Architects and a member of Hong Kong Institute of Construction Managers.

E & M Department
Lo Kin Hing, Isaac, aged 43, Senior Manager, joined the Cheung Kong Group in April 2003. He has over 18 years of experience in electrical & mechanical engineering. He holds a Master of Science degree in Construction Project Management. He is a Chartered Engineer, a Registered Professional Engineer, a fellow of The Chartered Institution of Building Services Engineers (UK), a fellow of The Institute of Electrical Engineers and a fellow of The Hong Kong Institution of Engineers.

EDP Department
Tsui Chi Kong, Steve, aged 48, Chief Manager, joined the Cheung Kong Group in February 1988. He has over 22 years of experience in information technology management. He holds a Bachelor's degree in Laws and a Master of Science degree in Computer Science. He is a member of the Hong Kong Computer Society.

Human Resources & Administration Department
Pong Yiu Kee, Alice, aged 49, Chief Manager, joined the Cheung Kong Group in September 2001. She has over 25 years of experience in human resources and administration management. She is a member of the Hong Kong Management Association and the Hong Kong Institute of Human Resource Management.

Pau Shiu Yung, Anita, aged 48, Manager, Administration, joined the Cheung Kong Group in December 1977. She has over 27 years of experience in office administration management. She is a member of the Hong Kong Institute of Human Resource Management.

Internal Audit Department
Lee King Yuen, Albert, aged 49, Senior Manager, joined the Cheung Kong Group in November 1987. He has over 27 years of experience in auditing. He holds a Bachelor of Science degree in Business Administration. He is a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants.

Leasing Department
Lee Po Chu, Eileen, aged 44, Senior Leasing Manager, joined the Cheung Kong Group in October 2003. She has over 23 years of experience in property leasing. She holds a Diploma in Business.

Wong Ling Fei, Mable, aged 43, Senior Leasing Manager, joined the Cheung Kong Group in September 2002. She has over 16 years of experience in property leasing.

Wong See Hang, Resina, aged 41, Senior Leasing Manager, joined the Cheung Kong Group in June 1990. She has over 19 years of experience in property leasing. She holds a Bachelor of Arts degree in History.

Tse Kai Man, Kelvin, aged 42, Leasing Manager, joined the Cheung Kong Group in March 2005. He has over 20 years of experience in property leasing.

Tsui Fan, Frank, aged 33, Manager, E-Park, joined the Cheung Kong Group in July 1998. He has over 10 years of experience in car park management. He holds a Bachelor of Business degree in Marketing and a Master's degree in Business Administration.

Legal Department
Yip Kin Ming, Emmanuel, aged 52, Chief Manager, joined the Cheung Kong Group in July 1985. He has over 21 years of experience in legal field. He holds a Diploma in Economics.

Wong Fung King, Amy, aged 45, Legal Manager, joined the Cheung Kong Group in June 1998. She has over 20 years of experience in legal field. She holds a Bachelor of Law Degree and a Postgraduate Certificate in Laws. She is a solicitor of the High Court of the Hong Kong Special Administrative Region.

Property Investment & Valuation Department
Chiu Siu Kam, Selene, aged 38, Assistant Chief Manager, joined the Cheung Kong Group in February 1997. She has over 15 years of experience in property valuation. She holds a Bachelor of Science degree in Estate Management and a Master's degree in Business Administration. She is a Registered Professional Surveyor and an associate member of The Hong Kong Institute of Surveyors.

Chan Man Wai, Anthony, aged 42, Senior Manager, joined the Cheung Kong Group in January 1994. He has over 15 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Science degree with Honours in Electrical Engineering, a Master's degree in Business Administration and a Master's degree in Land Management. He is a Registered Professional Surveyor and a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Sales Department
Kwok Tze Wai, William, aged 39, Senior Sales Manager, joined the Cheung Kong Group in May 1989. He has over 16 years of experience in property sales. He holds a Bachelor of Science degree in Business Administration Marketing.

Lau Kai Man, Joseph, aged 46, Senior Sales Manager, joined the Cheung Kong Group in June 1981. He has over 26 years of experience in property sales.

Wong See Chung, Francis, aged 43, Senior Sales Manager, joined the Cheung Kong Group in January 1994. He has over 9 years of experience in property sales. He holds a Master's degree in Business Administration.

Yuen Tim Hung, Kenneth, aged 47, Senior Sales Manager, joined the Cheung Kong Group in March 1984. He has over 23 years of experience in advertising, marketing and property sales. He holds a Diploma in Communications.

Leung Cheuk Hang, Warren, aged 39, Sales Manager, joined the Cheung Kong Group in April 2002. He has over 5 years of experience in property sales. He holds a Master's degree in Business Administration.

Ng Chui Ha, Fiona, aged 41, Manager, Sales Administration, joined the Cheung Kong Group in December 1990. She has over 18 years of experience in sales administration. She holds a Bachelor's degree in History.

Sales Department - Building Management
Ho Kwong Fai, Ellickey, aged 42, Assistant Chief Manager, Building Management, joined the Cheung Kong Group in September 1994 and is a Director of Goodwell-Fortune Property Services Limited. He has over 19 years of experience in building management and holds a Professional Diploma in Real Estate Administration.

Wong Wo Muk, Philip, aged 45, Manager, Building Management - Development, joined the Cheung Kong Group in May 1987 and is a Director of Goodwell-Fortune Property Services Limited. He has over 22 years of experience in building management. He holds a Bachelor's degree in Business Studies and a Postgraduate Diploma in Surveying (Real Estate Development).

This magnificent development in a tranquil, lush green setting combines classic European architecture and modern luxurious amenities, offering a gracious and prestigious living environment.





A touch of grandeur, sophistication and elegance

One Beacon Hill

at Kowloon Tong

SITE AREA:	41,578 sq. m.
FLOOR AREA:	72,480 sq. m.
LAND USE:	Residential
NUMBER OF UNITS:	604 Residential Units
COMPLETION:	2004






This resort-style complex surrounded by natural scenery and featuring contemporary designs, spacious layouts and ample leisure facilities has all the right ingredients for a comfortable and healthy lifestyle.





A New Concept in Relaxed Living

Caribbean Coast

at Tung Chung

SITE AREA:	67,901 sq. m.
FLOOR AREA:	412,300 sq. m.
LAND USE:	Residential/Commercial
NUMBER OF UNITS:	5,430 Residential Units
COMPLETION:	2002-2006









Capturing the Essence of an Enchanting Lifestyle

The Legend

at Jardine's Lookout

SITE AREA:	7,230 sq. m.
FLOOR AREA:	47,300 sq. m.
LAND USE:	Residential
NUMBER OF UNITS:	376 Residential Units
COMPLETION:	2006

Incorporating modern architecture and an advanced fibre optic curtain wall, this deluxe development with a prime location is poised to be a prominent new landmark on Hong Kong Island.



This grand residence conveniently located above the Tiu Keng Leng MTR Station at Tseung Kwan O offers an encompassing range of modern facilities and services that reflect the metropolitan background of its residents.





Truly a New Metropolitan Lifestyle

Metro Town

at Tiu Keng Leng

SITE AREA:	32,334 sq. m.
FLOOR AREA:	253,765 sq. m.
LAND USE:	Residential/Commercial
NUMBER OF UNITS:	3,372 Residential Units
COMPLETION:	2006-2007







A. PROPERTIES FOR/UNDER DEVELOPMENT

Location	Lot Number	Group's Interest	Approx. Site Area (sq. m.)
Hong Kong			
The Pacifica, Cheung Sha Wan	N.K.I.L. 6275	50.0%	16,064
Harbourfront Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11110	100.0%	20,364
Harbourview Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11103	100.0%	9,940
Seasons Palace, Kam Tin	Lot 2286 R.P. in D.D. 106	100.0%	20,522
A site at Tin Shui Wai	T.S.W.T.L. 24	98.5%	32,870
The Legend at Jardine's Lookout, Tai Hang	I.L. 8972	100.0%	7,230
A site at Kwai Chung	K.C.T.L. 467	100.0%	7,825
A site at Tsim Sha Tsui	K.I.L. 11161	100.0%	12,289
A site at Kowloon City	K.I.L. 4013 R.P.	100.0%	3,153
A site at Quarry Bay	Q.B.I.L. 4 sB ss1 sA, sB ss1 RP, sB ss2 and sB RP	100.0%	1,230
A site at Ma On Shan	S.T.T.L. 487	100.0%	14,006
A site at Kam Tin Road, Kam Tin	Lot 2081 in D.D. 109	100.0%	50,594
A site at Ho Man Tin	K.I.L. 11124	90.0%	17,756
A site at Aberdeen	A.I.L. 354	100.0%	2,006
A site at Fung Yuen, Tai Po	Various lots in D.D. 11	100.0%	187,471
A site at Yuen Long	Lot 1457 R.P. in D.D. 123 Y.L.	60.0%	799,977
A site at North District	Various lots	100.0%	164,080
Various sites at Yuen Long	Various lots	100.0%	168,014
Various sites at Tai Po	Various lots	100.0%	20,921
The Mainland			
Laguna Verona, Dongguan	–	47.3%	108,009 2,523,685
International Toys & Gifts Center, Guangzhou	–	30.0%	305,965
Cape Coral, Panyu, Guangzhou	–	50.0%	392,650
Regency Park, Pudong, Shanghai	–	50.0%	386,305
Horizon Cove, Zhuhai	–	50.0%	176,940
Gubei, Shanghai	–	50.0%	50,728
Xuedarenzhuang Village, Beijing	–	100.0%	741,822
Kerry Everbright City, Shanghai	–	24.8%	50,000
Huangsha MTR Station, Guangzhou	–	50.0%	71,281
Greenwich, Beijing	–	46.0%	264,653
Guanlan, Shenzhen	–	19.5%	375,845
Nanan, Chongqing	–	47.5%	165,281
Futian, Shenzhen	–	50.0%	17,105
Hi-Tech Industrial Development Zone, Xian	–	50.0%	485,034
Feng Huang Shan, Shenzhen	–	50.0%	223,696
High Tech Zone, Chengdu	–	50.0%	690,982
Overseas			
One Raffles Quay, Singapore	–	33.3%	15,600
Chelsea Harbour Phase 2, London, UK	–	22.5%	8,903
Lots Road, London, UK	–	22.5%	26,790

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
39,918	Residential/Commercial	Interior finishing	February, 2005
32,215	Residential	Superstructure in progress	July, 2005
107,444	Hotel	Superstructure completed	September, 2005
119,280	Hotel	Superstructure in progress	December, 2005
8,209	Residential	Superstructure in progress	December, 2005
97,533	Residential	Superstructure in progress	February, 2006
68,149	Residential/Commercial	Foundation work completed	February, 2008
47,300	Residential	Superstructure in progress	June, 2006
74,340	Serviced apartment/Hotel/Commercial	Superstructure in progress	December, 2006
11,513	Commercial/Hotel	Site formation	January, 2007
21,420	Hotel	Planning	April, 2007
9,840	Residential	Planning	June, 2007
70,030	Residential	Planning	June, 2007
19,453	Residential	Demolition work	September, 2007
143,824	Residential/Commercial	Demolition work	August, 2008
–	Industrial	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
16,150	Residential/Commercial	Interior finishing	January, 2005
47,437	Residential/Commercial	Foundation work	December, 2005
538,995	Residential/Commercial	Planning	–
31,509	Commercial	Interior finishing	April, 2005
49,714	Commercial	Planning	December, 2007
47,674	Residential/Commercial	Foundation work	December, 2005
130,301	Residential	Planning	December, 2007
15,906	Residential	Foundation work	December, 2005
54,500	Residential	Foundation work	December, 2006
41,920	Residential	Planning	December, 2005
46,550	Residential	Planning	December, 2006
77,420	Residential/Commercial	Foundation work	December, 2006
97,321	Residential	Site formation	December, 2006
347,772	Residential	Site formation	December, 2008
36,853	Residential/Commercial	Planning	November, 2007
25,369	Residential/Commercial	Planning	September, 2009
168,948	Residential/Commercial	Foundation work	March, 2007
168,725	Residential/Commercial	Planning	March, 2007
30,746	Residential	Planning	December, 2007
181,486	Residential/Commercial	Planning	June, 2008
74,182	Residential/Commercial	Planning	December, 2008
531,413	Residential/Commercial	Planning	September, 2009
145,861	Residential/Commercial	Planning	December, 2009
1,222,131	Residential/Commercial	Planning	–
49,511	Commercial	Superstructure in progress	April, 2006
2,466	Residential	Planning	–
14,711	Residential/Commercial	Planning	–

B. PROPERTIES FOR INVESTMENT/OWN USE

Location	Lot Number	Group's Interest
Hong Kong		
The Center (Portion), Central	–	100.0%
Centre De Laguna, Kwun Tong	–	100.0%
United Centre (Portion), Admiralty	–	100.0%
Kingswood Ginza, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Harbour Plaza Resort City, Tin Shui Wai	T.S.W.T.L. 4	98.5%
MLC Millennia Plaza, North Point	I.L. 8885	60.9%
Harbour Plaza North Point	I.L. 8885	60.9%
Horizon Suite Hotel at Tolo Harbour, Ma On Shan	S.T.T.L. 461	51.0%
The Metropolis Tower, Hung Hom	–	50.0%
Harbour Plaza Metropolis, Hung Hom	–	50.0%
City One Shatin (Portion), Sha Tin	–	50.0%
Waldorf Garden (Portion), Tuen Mun	–	50.0%
Victoria Mall, Tsim Sha Tsui	–	42.5%
A commercial/hotel development at Tsing Yi	–	30.0%
Modern Warehouse, Kwun Tong	K.T.I.L. 62	100.0%
Prosperity Center (Portion), Kwun Tong	–	100.0%
8 Tung Yuen Street, Yau Tong	Y.T.M.L. 69	100.0%
The Mainland		
Sheraton Shenyang Lido Hotel, Shenyang	–	99.0%
Sheraton Chengdu Lido Hotel, Chengdu	–	70.0%
Harbour Plaza, Chongqing	–	50.0%
Metropolitan Plaza, Chongqing	–	50.0%
The Center, Xuhui, Shanghai	–	50.0%
Oriental Plaza, Beijing	–	33.4%
Westgate Mall, Shanghai	–	30.0%
Kerry Everbright City, Shanghai	–	24.8%
Seasons Villas, Pudong, Shanghai	–	50.0%

C. PROPERTIES IN WHICH THE GROUP HAS A DEVELOPMENT INTEREST

Location	Lot Number	Approx. Site Area (sq. m.)
Hong Kong		
Caribbean Coast, Tung Chung	T.C.T.L. 5	67,901
Tiu Keng Leng Station Development	T.K.O.T.L. 73	32,334

Notes to Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sales, are not included.
2. Properties owned by listed associates are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the sales proceeds/properties after completion or a share of the development profits in accordance with the terms and conditions of the joint development agreements.

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
–	112,728	Commercial	Medium Term Lease
–	3,995	Commercial	Medium Term Lease
–	3,509	Commercial	Long Lease
–	45,795	Commercial	Medium Term Lease
–	60,591	Hotel	Medium Term Lease
–	12,332	Commercial	Medium Term Lease
–	19,410	Hotel	Medium Term Lease
8,000	28,560	Hotel	Medium Term Lease
–	11,733	Commercial	Medium Term Lease
–	21,429	Hotel	Medium Term Lease
–	19,253	Commercial	Medium Term Lease
–	3,755	Commercial	Medium Term Lease
–	6,685	Commercial	Medium Term Lease
–	13,523	Commercial/Hotel	Medium Term Lease
1,858	22,296	Industrial/Office	Medium Term Lease
–	15,805	Industrial/Office	Medium Term Lease
2,108	7,170	Godown	Medium Term Lease
14,449	81,180	Hotel	Medium Term Lease
4,615	39,174	Hotel	Medium Term Lease
–	22,425	Hotel	Medium Term Lease
–	70,212	Commercial	Medium Term Lease
–	44,748	Commercial	Medium Term Lease
–	187,915	Commercial/Hotel/Serviced apartment	Medium Term Lease
–	30,640	Commercial	Medium Term Lease
–	22,015	Commercial/Residential	Medium Term Lease
–	58,328	Residential	Medium Term Lease

Approx. Floor Area of the Development (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
127,252	Residential/Commercial	Superstructure in progress	May, 2005
10,500	Residential	Foundation work	September, 2006
61,338	Residential	Foundation work	November, 2006
123,427	Residential/Commercial	Superstructure in progress	March, 2006
130,338	Residential	Foundation work completed	June, 2007

Consolidated Profit and Loss Account

For the year ended 31st December, 2004

	Note	2004 $ Million	2003 (Restated) $ Million
Group turnover		12,149	8,467
Share of property sales of jointly controlled entities		6,282	5,869
Turnover	(2)	18,431	14,336
Group turnover		12,149	8,467
Investment and other income		2,259	2,164
Operating costs			
Property and related costs		(10,176)	(6,382)
Salaries and related expenses		(615)	(620)
Interest expenses		(350)	(517)
Other expenses		(290)	(284)
		(11,431)	(7,803)
Share of results of jointly controlled entities		1,236	1,300
Increase/(decrease) in fair value of investment properties		678	(784)
Operating profit		4,891	3,344
Share of results of associates		7,474	5,123
Profit before taxation	(3)	12,365	8,467
Taxation	(4)	107	243
Profit after taxation		12,472	8,710
Minority interests		(92)	(2)
Profit attributable to shareholders	(5)	12,380	8,708
Dividends			
Interim dividend paid at $0.38 (2003 – $0.38) per share		880	880
Final dividend proposed at $1.42 (2003 – $1.30) per share		3,289	3,011
		4,169	3,891
Earnings per share	(6)	$5.35	$3.76

Consolidated Balance Sheet

As at 31st December, 2004

	Note	2004 $ Million	2003 (Restated) $ Million
Non-current assets			
Fixed assets	(7)	18,385	17,217
Associates	(9)	128,386	123,983
Jointly controlled entities	(10)	21,346	22,568
Investments in securities	(11)	7,619	7,231
Long term loans		1,245	929
		176,981	171,928
Current assets			
Investments in securities	(11)	1,040	3,659
Stock of properties	(12)	25,812	13,891
Debtors, deposits and prepayments	(13)	2,254	2,060
Bank balances and deposits		4,033	5,182
		33,139	24,792
Current liabilities			
Bank and other loans	(14)	3,139	1,585
Creditors and accruals	(15)	2,663	2,210
Provision for taxation		553	562
Net current assets		26,784	20,435
Total assets less current liabilities		203,765	192,363
Non-current liabilities			
Bank and other loans	(14)	17,907	16,357
Deferred tax liabilities	(16)	461	378
		18,368	16,735
Minority interests		5,232	4,106
Net assets		180,165	171,522
Representing:			
Share capital	(17)	1,158	1,158
Share premium		9,331	9,331
Reserves	(18)	641	487
Retained profits	(19)	165,746	157,535
Proposed final dividend		3,289	3,011
Shareholders' funds		180,165	171,522

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Balance Sheet

As at 31st December, 2004

	Note	2004 $ Million	2003 (Restated) $ Million
Non-current assets			
Fixed assets	(7)	16	27
Subsidiaries	(8)	27,552	27,280
Associates	(9)	397	397
Jointly controlled entities	(10)	104	(279)
Investments in securities	(11)	14	14
Long term loans		17	20
		28,100	27,459
Current assets			
Stock of properties	(12)	3	3
Debtors, deposits and prepayments	(13)	44	30
Dividend receivable		–	500
Bank balances and deposits		896	653
		943	1,186
Current liabilities			
Creditors and accruals	(15)	112	115
Provision for taxation		17	–
Net current assets		814	1,071
Net assets		28,914	28,530
Representing:			
Share capital	(17)	1,158	1,158
Share premium		9,331	9,331
Reserves	(18)	200	200
Retained profits	(19)	14,936	14,830
Proposed final dividend		3,289	3,011
Shareholders' funds		28,914	28,530

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2004

	2004 $ Million	2003 (Restated) $ Million
Shareholders' funds at 1st January, as previously reported	174,843	168,548
Prior year adjustments (note 1 (a))		
Retained profits	(1,517)	(410)
Reserves	(1,804)	(1,665)
Shareholders' funds at 1st January, as restated	171,522	166,473
Net profit for the year	12,380	8,708
Exchange gains on translation of financial statements of subsidiaries and jointly controlled entities	154	47
Dividends paid	(3,891)	(3,706)
Shareholders' funds at 31st December	**180,165**	**171,522**

Consolidated Cash Flow Statement

For the year ended 31st December, 2004

	Note	2004 $ Million	2003 (Restated) $ Million
Operating activities			
Cash generated from/(used in) operations	(a)	(6,967)	5,357
Advance to jointly controlled entities		(2,474)	(1,509)
Dividend/repayment from jointly controlled entities		5,547	4,803
Dividend from associates		3,686	3,687
Dividend from investments in securities		129	64
Interest received		306	299
Advance of long term loans		(437)	(395)
Dividend paid to shareholders		(3,891)	(3,706)
Dividend paid to minorities		(7)	(98)
Profits tax paid		(165)	(32)
Net cash from/(used in) operating activities		(4,273)	8,470
Investing activities			
Investment in associates		(112)	–
Investment in jointly controlled entities		(248)	–
Advance to jointly controlled entities		(384)	(57)
Repayment from associates		4	133
Purchase of long term investments		(1,700)	(3,110)
Disposal/redemption of long term investments		2,472	1,563
Addition of fixed assets		(656)	(630)
Disposal of fixed assets		24	1,514
Net cash used in investing activities		(600)	(587)
Financing activities			
Borrowing of bank and other loans		7,673	2,881
Repayment of bank and other loans		(4,536)	(6,812)
Increase/(decrease) in funding from minorities		1,025	(218)
Interest paid		(438)	(708)
Net cash from/(used in) financing activities		3,724	(4,857)
Net increase/(decrease) in cash and cash equivalents		(1,149)	3,026
Cash and cash equivalents at 1st January		5,182	2,156
Cash and cash equivalents at 31st December	(b)	4,033	5,182

Notes:

(a) **Cash generated from/(used in) operations**

	2004 $ Million	2003 (Restated) $ Million
Profit before taxation	12,365	8,467
Interest income	(273)	(331)
Interest expenses	350	517
Dividend income from investments in securities	(172)	(62)
Share of results of jointly controlled entities	(1,236)	(1,300)
Share of results of associates	(7,474)	(5,123)
(Increase)/decrease in fair value of investment properties	(678)	784
Profit on disposal of investment properties	(15)	(182)
Gain on long term investments	(439)	(589)
Depreciation	101	116
(Increase)/decrease in investments in securities	2,051	(2,565)
(Increase)/decrease in stock of properties	(5,540)	3,898
Increase/(decrease) in customers' deposits received	(6,282)	3,198
Increase in debtors, deposits and prepayments	(217)	(664)
Increase/(decrease) in creditors and accruals	483	(796)
Exchange difference and other items	9	(11)
	(6,967)	5,357

(b) **Cash and cash equivalents**

	2004 $ Million	2003 $ Million
Bank balances and deposits	4,033	5,182

1. Principal Accounting Policies

(a) Basis of preparation

The financial statements are prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and comply with the Hong Kong Financial Reporting Standards ("HKFRS").

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after 1st January, 2005. The Group has early adopted the following new HKFRSs in the preparation of the financial statements for the year ended 31st December, 2004:

Hong Kong Accounting Standard 36 ("HKAS 36")	Impairment of Assets
Hong Kong Accounting Standard 38 ("HKAS 38")	Intangible Assets
Hong Kong Accounting Standard 40 ("HKAS 40")	Investment Property
Hong Kong Financial Reporting Standard 3 ("HKFRS 3")	Business Combinations
Hong Kong Accounting Standard Interpretation 21 ("HKAS-Int 21")	Income Taxes – Recovery of Revalued Non-Depreciable Assets

The adoption of the above new HKFRSs has resulted in the following changes in the Group's accounting policies for (i) goodwill on acquisition of subsidiaries and associates; and (ii) valuation of investment properties and deferred tax thereon:

(i) In prior years, goodwill on acquisition of subsidiaries and associates was carried at cost and amortised over its estimated useful life. Following the adoption of HKAS 36, HKAS 38 and HKFRS 3, goodwill on acquisition of subsidiaries and associates is carried at cost and reviewed for impairment annually. Impairment, if any, is charged to the profit and loss account. This change in accounting policy has been applied prospectively from 1st January, 2004 and has no material effect on the Group.

(ii) In prior years, increases in valuations of investment properties were credited to investment property revaluation reserve whereas decreases in valuations were firstly set off against revaluation reserve and thereafter charged to the profit and loss account. Deferred tax was provided on the basis that the carrying amounts of investment properties would be recovered through sale.

1. Principal Accounting Policies *(continued)*

(a) Basis of preparation *(continued)*

Following the adoption of HKAS 40 and HKAS-Int 21, changes in fair value of investment properties are included in the profit and loss account and deferred tax is provided on the basis that the carrying amounts of investment properties will be recovered through use. These changes in accounting policies have been applied retrospectively and the effects on the Group and jointly controlled entities are as follows:–

	2004 $ Million	2003 $ Million
Decrease in jointly controlled entities	(117)	(8)
Increase in deferred tax liabilities	(85)	(59)
Decrease in minority interests	4	4
Decrease in net assets	(198)	(63)
Increase in retained profits at 1st January,	1,741	1,498
Decrease in share of investment property revaluation reserve of jointly controlled entities	(1,883)	(1,804)
(Decrease)/increase in profit attributable to shareholders	(56)	243
Decrease in shareholders' funds	(198)	(63)

Hutchison Whampoa Limited has (i) adopted Statement of Standard Accounting Practice Interpretation 22 "The Appropriate Accounting Policies for Infrastructure Facilities"; and (ii) early adopted HKAS 36, HKAS 38, HKAS 40, HKFRS 3 and relevant interpretations. The adoption of these standards has material effects on its profit attributable to shareholders, various balance sheet items and opening shareholders' funds. The Group's share of such effects has impact on the Group as follows:–

	2004 $ Million	2003 $ Million
Decrease in associates	(2,408)	(3,258)
Decrease in net assets	(2,408)	(3,258)
Decrease in retained profits at 1st January,	(3,258)	(1,908)
Increase/(decrease) in profit attributable to shareholders	850	(1,350)
Decrease in shareholders' funds	(2,408)	(3,258)

1. Principal Accounting Policies *(continued)*

(a) Basis of preparation *(continued)*

In summary, the Group's profit attributable to shareholders was increased by $794 million for the year ended 31st December, 2004 and was decreased by $1,107 million for the year ended 31st December, 2003 (restated from $9,815 million to $8,708 million); retained profits and reserves at 1st January, 2004 were decreased by $1,517 million and $1,804 million respectively; and retained profits and reserves at 1st January, 2003 were decreased by $410 million and $1,665 million respectively.

The Group has already commenced an assessment of the impact of the other new HKFRSs which have not been early adopted by the Group but is not yet in a position to state whether these new HKFRSs would have a significant impact on the Group's results and financial position.

Certain comparative figures have been restated to conform with the current year's presentation.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (1)(d) and note (1)(e) respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries and associates is carried at cost and reviewed for impairment annually. Impairment, if any, is charged to the profit and loss account.

(c) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for impairment where appropriate.

1. Principal Accounting Policies *(continued)*

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for impairment. When the investment cost in a jointly controlled entity, less any provision for impairment where appropriate, is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of not less than 20% and the Group exercises significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for impairment.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December, after adjusting, where practicable, for inconsistency with the Group's accounting policies.

(f) Investments in securities

Investments in securities intended to be held on a continuing basis, which are not investments in subsidiaries, jointly controlled entities or associates, are classified as investment securities and are carried at cost less provision for impairment where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

1. Principal Accounting Policies *(continued)*

(g) Fixed assets

Fixed assets, other than investment properties and hotel and serviced suite properties, are stated at cost less depreciation and provision for impairment where appropriate.

Investment properties, which are held for rental, are stated at their fair values at the balance sheet date. Changes in fair value are included in the profit and loss account.

Hotel and serviced suite properties, which are held for operation, are stated at cost less provision for impairment where appropriate. Hotel and serviced suite properties are maintained in good condition and no depreciation is provided based on their high residual values if the unexpired lease terms are over 20 years. Costs incurred to maintain their continual good condition are charged to the profit and loss account in the year in which they are incurred.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at annual rates of 2% to 4% on the cost of the respective building. Other fixed assets are depreciated on a straight-line basis at annual rates of 5% to 33⅓% based on their respective estimated useful lives.

(h) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interest and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(i) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from property and project management is recognised when the services are rendered. Revenue from hotel and serviced suite operation is recognised upon provision of the services. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

1. Principal Accounting Policies *(continued)*

(j) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

(k) Taxation

Hong Kong profits tax is provided for at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

Deferred tax liabilities are provided in full, using the current applicable rates, on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, and deferred tax assets are recognised, using the current applicable rates, to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

(l) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

2. Turnover and Contribution

The principal activities of the Group are property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, revenue from hotel and serviced suite operation and income from property and project management. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year are as follows:

	2004 $ Million	2003 $ Million
Property sales	10,733	7,102
Property rental	568	695
Hotels and serviced suites	605	452
Property and project management	243	218
Group turnover	12,149	8,467
Share of property sales of jointly controlled entities	6,282	5,869
Turnover	18,431	14,336

During the year, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland which accounted for approximately 7% of the turnover.

2. Turnover and Contribution *(continued)*

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities		Total	
	2004	2003	2004	2003	2004	2003
	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Property sales	845	895	732	765	1,577	1,660
Property rental	451	549	401	290	852	839
Hotels and serviced suites	157	62	99	21	256	83
Property and project management	88	72	–	2	88	74
	1,541	1,578	1,232	1,078	2,773	2,656
Investment and finance					1,610	1,704
Interest expenses					(350)	(517)
Increase/(decrease) in fair value of investment properties						
Company and subsidiaries					678	(784)
Jointly controlled entities					12	185
Others					199	204
Taxation (excluding share of taxation of listed associates)					(508)	(572)
Minority interests					(92)	(2)
					4,322	2,874
Share of net profit of listed associates						
Hutchison Whampoa Limited					8,057	5,834
CK Life Sciences Int'l., (Holdings) Inc.					1	–
Profit attributable to shareholders					12,380	8,708

3. Profit before Taxation

	2004 $ Million	2003 $ Million
Profit before taxation is arrived at after charging:		
Interest expenses		
Bank loans and other loans repayable within 5 years	424	653
Other loans not repayable within 5 years	25	40
	449	693
Less: Interest capitalised (see note (a))	(99)	(176)
	350	517
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	89	88
Pension scheme contribution	9	9
Discretionary bonus	32	26
	130	123
Less: Amount paid back	(17)	(17)
	113	106
Auditors' remuneration	5	5
Costs of properties sold	9,123	5,831
Depreciation	101	116
Impairment losses		
Investment securities	26	70
Jointly controlled entities	–	273
Operating lease charges – properties	27	27
and after crediting:		
Net rental income	506	614
Interest income from banks	25	32
Income from listed investments		
Dividend from investments in securities	143	51
Interest from investments in securities	97	105
Income from unlisted investments		
Dividend from investments in securities	29	11
Interest from jointly controlled entities	78	119
Interest from investments in securities	49	47
Net realised and unrealised holding gains on other investments	1,038	1,584
Profit on disposal of investment properties	15	182

3. Profit before Taxation *(continued)*

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 1% (2003 – 1.5%) during the year.

(b) Directors' emoluments comprised payments to the Company's directors (including the five highest paid individuals in the Group) in connection with the management of the affairs of the Group. The independent non-executive directors receive an annual director's fee of $100,000 (2003 – $30,000) each and an additional annual fee of $100,000 (2003 – $30,000) each for those who acted as members of the Audit Committee. The emoluments of the Company's directors, excluding emoluments received by them from the Group's associates, are as follows:

	Director Fees $ Million	Salaries, Allowances and Benefits in Kind $ Million	Pension Scheme Contribution $ Million	Discretionary Bonus $ Million	Inducement or Compensation Fee $ Million	2004 Total $ Million	2003 Total $ Million
Li Ka-shing [1]	0.01	–	–	–	–	0.01	0.01
Li Tzar Kuoi, Victor [2]	0.10	27.62	2.76	5.72	–	36.20	34.77
George Colin Magnus [3]	0.10	7.34	0.73	0.76	–	8.93	8.86
Kam Hing Lam [4]	0.10	14.69	1.46	0.43	–	16.68	16.33
Chung Sun Keung, Davy	0.10	6.39	0.64	3.84	–	10.97	10.26
Ip Tak Chuen, Edmond [5]	0.10	10.22	1.02	2.97	–	14.31	13.75
Pau Yee Wan, Ezra	0.10	7.34	0.73	4.82	–	12.99	12.12
Woo Chia Ching, Grace	0.10	7.34	0.73	7.31	–	15.48	13.95
Chiu Kwok Hung, Justin	0.10	6.52	0.65	6.00	–	13.27	12.19
Leung Siu Hon [6]	0.17	–	–	–	–	0.17	0.06
Fok Kin-ning, Canning	0.10	–	–	–	–	0.10	0.03
Frank John Sixt	0.10	–	–	–	–	0.10	0.03
Chow Kun Chee, Roland [6]	0.17	–	–	–	–	0.17	0.06
Kwok Tun-li, Stanley [7]	0.13	–	–	–	–	0.13	0.03
Yeh Yuan Chang, Anthony	0.10	–	–	–	–	0.10	0.03
Simon Murray	0.10	–	–	–	–	0.10	0.03
Chow Nin Mow, Albert	0.10	–	–	–	–	0.10	0.03
Hung Siu-lin, Katherine	0.10	–	–	–	–	0.10	0.03
Wong Yick-ming, Rosanna	0.10	–	–	–	–	0.10	0.03
Kwan Chiu Yin, Robert [8]	0.05	–	–	–	–	0.05	–
Cheong Ying Chew, Henry [8]	0.05	–	–	–	–	0.05	–
Total	2.08	87.46	8.72	31.85	–	130.11	122.60

3. Profit before Taxation *(continued)*

Notes: *(continued)*

(1) Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The amount of director's fee shown above is a result of rounding. The director's fee of $50,000 received by Mr. Li Ka-shing from Hutchison Whampoa Limited was paid back to the Company.

(2) Part of the directors' emoluments in the sum of $3,700,000 received by Mr. Li Tzar Kuoi, Victor from the Hutchison Whampoa Group and the director's fee of $70,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(3) Part of the directors' emoluments in the sum of $3,274,000 received by Mr. George Colin Magnus from the Hutchison Whampoa Group was paid back to the Company.

(4) Part of the directors' emoluments in the sum of $1,552,000 received by Mr. Kam Hing Lam from the Hutchison Whampoa Group and the directors' emoluments of $4,270,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(5) Part of the directors' emoluments in the sum of $1,870,000 received by Mr. Ip Tak Chuen, Edmond from Cheung Kong Infrastructure Holdings Limited and the directors' emoluments of $1,870,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(6) Mr. Leung Siu Hon and Mr. Chow Kun Chee, Roland, who were members of the Audit Committee of the Company for the period up to 22nd September, 2004, received an additional fee of $72,678 each.

(7) Mr. Kwok Tun-li, Stanley, independent non-executive director who was appointed as a member of the Audit Committee of the Company on 23rd September, 2004, received an additional fee of $27,322 for the period from 23rd September, 2004 to 31st December, 2004.

(8) Mr. Kwan Chiu Yin, Robert and Mr. Cheong Ying Chew, Henry, who were both appointed as independent non-executive directors and members of the Audit Committee of the Company on 23rd September, 2004, received a director's fee of $27,322 each and an additional fee of $27,322 each for the period from 23rd September, 2004 to 31st December, 2004.

4. Taxation

	2004 $ Million	2003 $ Million
Company and subsidiaries		
Hong Kong profits tax	154	98
Overseas tax	2	2
Deferred tax	83	116
	239	216
Share of taxation charge/(credit)		
Jointly controlled entities	266	358
Associates	(612)	(817)
	(107)	(243)

Hong Kong profits tax has been provided for at the rate of 17.5% (2003 – 17.5%) and operating profit is reconciled with taxation as follows:

	2004 $ Million	2003 $ Million
Operating profit at Hong Kong tax rate of 17.5% (2003 – 17.5%)	856	585
Effect of increase in Hong Kong tax rate on deferred tax liabilities	–	37
Effect of different tax rates at overseas locations	46	109
Effect of (increase)/decrease in fair value of investment properties	(96)	143
Effect of profit on disposal of investment properties	(3)	(32)
Effect of profit on disposal of subsidiaries	(60)	–
Net effect of tax losses and deductible temporary differences utilised/not recognised	29	10
Net effect of non-assessable/deductible items	(268)	(263)
Others	1	(15)
	505	574
Share of taxation credit of associates	(612)	(817)
	(107)	(243)

5. Profit Attributable to Shareholders

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $4,275 million (2003 – $4,067 million).

6. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2003 – 2,316,164,338 shares) in issue during the year.

7. Fixed Assets

Group	Land and buildings in Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Cost or valuation						
At 1st January, 2004	355	9,876	6,333	1,275	702	18,541
Additions/transfers	25	–	577	(21)	44	625
Disposals	–	(9)	–	–	(32)	(41)
Increase in fair value	–	678	–	–	–	678
At 31st December, 2004	380	10,545	6,910	1,254	714	19,803
Accumulated depreciation/provisions						
At 1st January, 2004	–	–	891	–	433	1,324
Depreciation	–	–	–	–	101	101
Written back on disposals	–	–	–	–	(7)	(7)
At 31st December, 2004	–	–	891	–	527	1,418
Net book value						
At 31st December, 2004	380	10,545	6,019	1,254	187	18,385
Net book value						
At 31st December, 2003	355	9,876	5,442	1,275	269	17,217

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $16,326 million (2003 – $15,296 million) and certain properties outside Hong Kong with aggregate carrying value of $1,254 million (2003 – $1,275 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain hotel properties with aggregate carrying value of $1,227 million (2003 – $1,248 million) were pledged to secure bank loan facilities of subsidiaries.

7. Fixed Assets *(continued)*

Company	Other assets $ Million
Cost	
At 1st January, 2004	179
Additions	3
Disposals	(1)
At 31st December, 2004	181
Accumulated depreciation	
At 1st January, 2004	152
Depreciation	13
At 31st December, 2004	165
Net book value at 31st December, 2004	16
Net book value at 31st December, 2003	27

Analysis of cost and valuation of the Group's fixed assets are as follows:

	Land and buildings in Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
At 31st December, 2004						
– at valuation	–	10,545	–	–	–	10,545
– at cost	380	–	6,910	1,254	714	9,258
	380	10,545	6,910	1,254	714	19,803
At 31st December, 2003						
– at valuation	–	9,876	–	–	–	9,876
– at cost	355	–	6,333	1,275	702	8,665
	355	9,876	6,333	1,275	702	18,541

Investment properties have been revalued at 31st December, 2004 by DTZ Debenham Tie Leung, professional valuers, on an open market value basis. Gross rental income and direct operating expenses of investment properties during the year amounted to $414 million (2003 – $522 million) and $27 million (2003 – $57 million) respectively.

8. Subsidiaries

	Company 2004 $ Million	2003 $ Million
Unlisted investments in subsidiaries	2,078	2,078
Amounts due from subsidiaries	30,547	28,398
Amounts due to subsidiaries	(5,073)	(3,196)
	27,552	27,280

Particulars regarding the principal subsidiaries are set out in Appendix I.

9. Associates

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Listed investments in associates	127,423	123,133	–	–
Unlisted investments in associates	737	589	518	518
	128,160	123,722	518	518
Amounts due from associates	374	407	–	–
Amounts due to associates	(148)	(146)	(121)	(121)
	128,386	123,983	397	397
Market value of investments in associates – listed in Hong Kong	158,469	126,861	–	–

Particulars regarding the principal associates are set out in Appendix II.

10. Jointly Controlled Entities

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Unlisted investments in jointly controlled entities	4,738	3,967	4	4
Amounts due from jointly controlled entities	18,143	19,148	100	135
Amounts due to jointly controlled entities	(1,535)	(547)	–	(418)
	21,346	22,568	104	(279)

Particulars regarding the principal jointly controlled entities are set out in Appendix III.

11. Investments in Securities

	Group 2004 $ Million	Group 2003 $ Million	Company 2004 $ Million	Company 2003 $ Million
Investment securities				
Equity securities – unlisted	48	96	14	14
Equity securities – listed in Hong Kong	882	597	–	–
Equity securities – listed overseas	910	910	–	–
	1,840	1,603	14	14
Other investments				
Equity securities – unlisted	627	2,995	–	–
Debt securities – unlisted	967	601	–	–
Equity securities – listed in Hong Kong	3,040	2,271	–	–
Equity securities – listed overseas	1,270	1,417	–	–
Debt securities – listed overseas	915	2,003	–	–
	6,819	9,287	–	–
Less: Amounts classified under current assets	1,040	3,659	–	–
	5,779	5,628	–	–
Amounts classified under non-current assets	7,619	7,231	14	14
Market value of investment securities				
– listed in Hong Kong	1,224	1,459	–	–
– listed overseas	1,167	884	–	–
Market value of other investments				
– listed in Hong Kong	3,040	2,271	–	–
– listed overseas	2,185	3,420	–	–
	7,616	8,034	–	–

12. Stock of Properties

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Properties for/under development	17,359	12,109	–	–
Joint development projects	3,991	4,745	–	–
Properties for sale	4,463	3,320	3	3
	25,813	20,174	3	3
Less: Customers' deposits received	1	6,283	–	–
	25,812	13,891	3	3

At the balance sheet date, stock of properties amounting to $1,994 million (2003 – $2,187 million) were carried at net realisable value.

13. Debtors, Deposits and Prepayments

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Trade debtors	752	1,254	–	–
Deposits, prepayments and other debtors	1,502	806	44	30
	2,254	2,060	44	30

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2004 $ Million	2003 $ Million
Current to one month	714	1,209
Two to three months	8	14
Over three months	30	31
	752	1,254

14. Bank and Other Loans

	Group		Company	
	2004	2003	2004	2003
	$ Million	$ Million	$ Million	$ Million
Bank loans repayable				
within 1 year	92	185	–	–
after 1 year but not exceeding 2 years	2,835	41	–	–
after 2 years but not exceeding 5 years	11,296	9,590	–	–
Other loans repayable				
within 1 year	3,047	1,400	–	–
after 1 year but not exceeding 2 years	909	3,047	–	–
after 2 years but not exceeding 5 years	2,567	3,176	–	–
after 5 years	300	503	–	–
	21,046	17,942	–	–
Less: Amounts classified under current liabilities	3,139	1,585	–	–
Amounts classified under non-current liabilities	17,907	16,357	–	–

At the balance sheet date:

(a) bank loans amounting to $173 million (2003 – $234 million) were secured by certain assets of the Group; and

(b) other loans included fixed rate and floating rate notes and bonds issued by wholly owned subsidiaries and guaranteed by the Company as follows:

(i) issued by Cheung Kong Finance Cayman Limited and listed on the Luxembourg Stock Exchange:

HK$	1,000,000,000	7.68% due January 2005 (issued in 2000)
HK$	550,000,000	5.25% due April 2005 (issued in 2002)
HK$	1,000,000,000	HIBOR + 0.5% due July 2005 (issued in 2000)
HK$	500,000,000	7.68% due July 2005 (issued in 2000)
HK$	300,000,000	2.83% due January 2006 (issued in 2003)
HK$	500,000,000	7.88% due December 2006 (issued in 1999)
SGD	100,000,000	4.55% due March 2007 (issued in 2000)
HK$	300,000,000	8.38% due January 2010 (issued in 2000)

(ii) issued by Cheung Kong Bond Finance Limited in Hong Kong:

AUD	20,000,000	4.75% due October 2006 (issued in 2003)
HK$	900,000,000	3% (first 2 years)/4% (thereafter) due October 2008 subject to early redemption (issued in 2003)
HK$	300,000,000	6.68% (1st year)/0.60% (2nd to 4th year)/subject to terms (5th year) due February 2009 (issued in 2004)

(iii) issued by Joynote Ltd and listed on the Singapore Stock Exchange:

HK$	910,000,000	HIBOR+0.38% due September 2007 (issued in 2002)

15. Creditors and Accruals

	Group 2004 $ Million	Group 2003 $ Million	Company 2004 $ Million	Company 2003 $ Million
Trade creditors	518	593	–	–
Accruals and other creditors	2,145	1,617	112	115
	2,663	2,210	112	115

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	2004 $ Million	2003 $ Million
Current to one month	494	572
Two to three months	15	12
Over three months	9	9
	518	593

16. Deferred Tax Liabilities

At the balance sheet date:

(a) deferred tax liabilities amounting to $376 million (2003 – $319 million) and $85 million (2003 – $59 million) were provided on temporary differences arising from accelerated tax depreciation and changes in fair value of investment properties respectively; and

(b) tax losses and deductible temporary differences amounting to $2,342 million (2003 – $2,175 million), of which $98 million (2003 – $112 million) expire within 5 years, were not recognised.

17. Share Capital

	2004 No. of shares	2003 No. of shares	2004 $ Million	2003 $ Million
Authorised:				
Shares of $0.5 each	3,800,000,000	3,800,000,000	1,900	1,900
Issued and fully paid:				
Shares of $0.5 each	2,316,164,338	2,316,164,338	1,158	1,158

18. Reserves

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Capital reserve				
Balance at 1st January and 31st December	345	345	199	199
Exchange translation reserve				
Balance at 1st January	142	95	1	1
Company and subsidiaries	1	(6)	–	–
Share of translation reserve				
Jointly controlled entities	153	53	–	–
Balance at 31st December	296	142	1	1
Investment property revaluation reserve				
Balance at 1st January, as previously reported	1,804	1,665	416	416
Prior year adjustments (note 1(a))	(1,804)	(1,665)	(416)	(416)
Balance at 1st January, as restated	–	–	–	–
	641	487	200	200

19. Retained Profits

	Group		Company	
	2004	2003	2004	2003
	$ Million	$ Million	$ Million	$ Million
Balance at 1st January, as previously reported	159,052	153,128	14,830	14,654
Prior year adjustments (note 1(a))	(1,517)	(410)	–	–
Balance at 1st January, as restated	157,535	152,718	14,830	14,654
Profit for the year	12,380	8,708	4,275	4,067
Interim dividend paid	(880)	(880)	(880)	(880)
Proposed final dividend	(3,289)	(3,011)	(3,289)	(3,011)
Balance at 31st December	165,746	157,535	14,936	14,830

At the balance sheet date, retained profits of the Group included $99,999 million (2003 – $95,591 million) retained by associates and $3,264 million (2003 – $2,837 million) retained by jointly controlled entities. The Company's reserves available for distribution to shareholders including the proposed final dividend amounted to $17,759 million (2003 – $17,375 million). Proposed final dividend for 2003 was approved by shareholders on 20th May, 2004 and paid on 25th May, 2004.

20. Employees Pension Schemes

The principal employees pension schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% on the employees' salary.

During the year, the Group's costs incurred on employees pension schemes were $56 million (2003 – $55 million) and forfeited contributions in the amount of $6 million (2003 – $10 million) were used to reduce current year's contributions.

21. Commitments and Contingent Liabilities

At the balance sheet date:

(a) the Group had capital commitments as follows:
  (i) contracted but not provided for
    fixed assets – $1,158 million (2003 – $1,083 million)
    jointly controlled entities – $869 million (2003 – Nil)
  (ii) authorised but not contracted for
    fixed assets – Nil (2003 – $36 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:
  (i) contracted but not provided for – $474 million (2003 – $578 million)
  (ii) authorised but not contracted for – $947 million (2003 – $255 million)

(c) the Group's share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 45 years amounted to $4,526 million; and

(d) the Company provided guarantees for loan financing as follows:
  (i) bank and other loans utilised by subsidiaries – $20,873 million (2003 – $17,676 million)
  (ii) bank loans utilised by jointly controlled entities – $919 million (2003 – $1,640 million)
  and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities and investee company amounted to $2,678 million (2003 – $1,081 million) and $21 million (2003 – $23 million) respectively.

22. Operating Lease

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases for property rental at the balance sheet date is as follows:

	Group	
	2004 $ Million	2003 $ Million
Future minimum lease income receivable		
not later than 1 year	428	433
later than 1 year and not later than 5 years	402	385
later than 5 years	14	12
	844	830

22. Operating Lease (continued)

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the balance sheet date are as follows:

	Group		Company	
	2004 $ Million	2003 $ Million	2004 $ Million	2003 $ Million
Future minimum lease charges payable				
not later than 1 year	44	43	23	35
later than 1 year and not later than 5 years	13	28	–	23
	57	71	23	58

23. Related Party Transactions

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. Advances made/received by the Group at the balance sheet date were disclosed as amount due from/to associates and jointly controlled entities in notes (9) and (10). Guarantees provided by the Group for bank loans utilised by jointly controlled entities at the balance sheet date were disclosed in note (21).

During the year, the Group disposed of its 81% interest in PowerCom Network Hong Kong Limited to Hutchison Global Communications Holdings Limited ("HGCH"), a subsidiary of Hutchison Whampoa Limited, for a consideration of approximately $317 million which was satisfied by the issue and allotment to the Group of 395,743,835 new shares of HGCH credited as fully paid at an issue price of $0.80 per share.

Other than the aforementioned, there were no other significant related party transactions requiring disclosure in the financial statements.

24. Segment Information

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2004				
Property development	28,078	9,524	37,602	(1,823)
Property investment	11,109	8,561	19,670	(187)
Hotels and serviced suites	7,636	3,153	10,789	(217)
Property and project management	128	–	128	(55)
Total segment assets/(liabilities)			68,189	(2,282)
Investments in listed associates			127,423	–
Cash and investments in securities			11,888	–
Bank and other loans			–	(21,046)
Other assets/(liabilities)			2,620	(1,395)
Total assets/(liabilities)			210,120	(24,723)
At 31st December, 2003				
Property development	17,407	11,987	29,394	(1,150)
Property investment	10,337	7,481	17,818	(191)
Hotels and serviced suites	7,027	3,065	10,092	(241)
Property and project management	186	26	212	(53)
Total segment assets/(liabilities)			57,516	(1,635)
Investments in listed associates			123,133	–
Cash and investments in securities			14,122	–
Bank and other loans			–	(17,942)
Other assets/(liabilities)			1,949	(1,515)
Total assets/(liabilities)			196,720	(21,092)

24. Segment Information *(continued)*

Total segment assets at the balance sheet date and capital expenditure for segment assets incurred during the year, analysed by geographical locations, are as follows:

	Total Segment Assets		Capital Expenditure	
	2004	2003	2004	2003
	$ Million	$ Million	$ Million	$ Million
Hong Kong	49,820	40,372	612	507
The Mainland	12,845	12,166	6	50
Asia	4,511	4,219	–	–
Europe	898	703	–	–
North America	115	56	–	–
	68,189	57,516	618	557

Depreciation and capital expenditure incurred during the year, analysed by operating activities, are as follows:

	Depreciation		Capital Expenditure	
	2004	2003	2004	2003
	$ Million	$ Million	$ Million	$ Million
Property investment	–	–	26	380
Hotels and serviced suites	68	68	586	170
Property and project management	16	27	6	7
	84	95	618	557

25. Approval of Financial Statements

The financial statements reported in Hong Kong dollars and set out on pages 64 to 98 were approved by the board of directors on 31st March, 2005.

Appendix I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Bandick Limited	HK$	2		100	Property investment
Bermington Investment Limited	HK$	2		100	Property development
Biro Investment Limited	HK$	10,000		100	Property development
Bonder Way Investment Limited	HK$	2		100	Property development
Charming Sky Enterprises Limited	HK$	2		100	Property development
Cheung Kong Bond Finance Limited (Cayman Islands)	US$	1		100	Finance
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Finance
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
Clever Venture Limited (British Virgin Islands)	US$	1		100	Investment holding
Conestoga Limited	HK$	10,000		60.9	Property investment
Diamond Jubilee Investment Limited	HK$	1		100	Property development
East Leader Investments Limited	HK$	2		100	Property development
Fantastic State Limited	HK$	2		100	Property development
Flying Snow Limited	HK$	2		100	Property development
Focus Eagle Investments Limited (British Virgin Islands)	US$	1		100	Investment holding
Gainbo Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property development
Goodwell Property Management Limited	HK$	100,000		100	Property management
Great Expert Limited (British Virgin Islands)	US$	1		100	Investment holding
Hero Star Venture Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
iMarkets Limited	HK$	30,000,000		65	Provider of electronic trading platform
Japura Development Pte Ltd (Singapore)	SGD	1,000,000		76	Property development
Jetmark Limited	HK$	2		100	Property development
Jingcofield Limited (British Virgin Islands)	US$	1		100	Property investment
Joynote Ltd (Singapore)	SGD	2		100	Finance

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Match Power Investment Limited	HK$	2		100	Property development
Maxchief Limited	HK$	2		100	Property development
Megawin International Limited (British Virgin Islands)	US$	1		100	Property development
Metrofond Limited	HK$	2		100	Property development
Million Rise Investments Limited	HK$	2		100	Property development
Mitcham Resources Limited (British Virgin Islands)	US$	1		100	Investment holding
Mutual Luck Investment Limited	HK$	30,000		60	Property development
New Profit Resources Limited	HK$	2		98.47	Property development
Opal Charm Limited (British Virgin Islands)	US$	1		100	Investment holding
Pacific Top Development Limited	HK$	2		100	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Property development
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Potton Resources Limited (British Virgin Islands)	US$	1		100	Investment holding
Prime Pro Group Limited (British Virgin Islands)	US$	1		100	Investment holding
Randash Investment Limited	HK$	110		60.9	Hotels & serviced suites
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Property development
Super Winner Development Limited	HK$	2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Tin Shui Wai Development Limited	HK$	1,000		98.47	Property investment
Towerich Limited	HK$	2		51	Hotels & serviced suites
Union Ford Investments Limited	HK$	2		80	Property development
Volly Best Investment Limited	HK$	1		90	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Winrise Champion Limited (British Virgin Islands)	US$	1		100	Property investment
Wisdom Choice Investment Limited	HK$	2		60	Property development
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Japura Development Pte Ltd	Singapore
Joynote Ltd	Singapore
Megawin International Limited	The Mainland
Yick Ho Limited	The Mainland

Appendix II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company		Principal Activities
	Directly	Indirectly	
AMTD Group Company Limited (British Virgin Islands)		30.4	Financial planning, mortgage servicing & corporate insurance
CEF Holdings Limited	50		Investment holding & loan financing
CK Life Sciences Int'l., (Holdings) Inc. (Cayman Islands)		44	Research & development, commercialisation, marketing & sale of biotechnology products, & investments
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading, power plant & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications, ports & related services, retail & manufacturing, property & hotels, energy, infrastructure, finance & investments
iBusiness Corporation Limited		49.6	e-commerce & investment
Metro Broadcast Corporation Limited		50	Radio broadcasting

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Appendix III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company		Principal Activities
	Directly	Indirectly	
Bayswater Developments Limited (British Virgin Islands)		50	Property development & investment
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		50	Property investment
Circadian Limited (The United Kingdom)		22.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Glenfield Investments Pte Ltd (Singapore)		50	Property development
Golden Famous International Limited		50	Property development
Hong Kong Shanghai Development Co Ltd (Samoa)		25	Property development & investment
Hui Xian Investment Limited		33.4	Investment in property project
Hutchison Whampoa Properties (Chengdu) Limited (The Mainland)		50	Property development
Konorus Investment Limited		42.5	Property development & investment
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development & investment
Mightypattern Limited	25	25	Property investment
Nanyang Brothers Properties Limited		50	Property development
One Raffles Quay Pte Ltd (Singapore)		33.3	Property development
Vigour Limited		50	Property development & investment

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Circadian Limited	The United Kingdom
Glenfield Investments Pte Ltd	Singapore
Hong Kong Shanghai Development Co Ltd	The Mainland
Hui Xian Investment Limited	The Mainland
Hutchison Whampoa Properties (Chengdu) Limited	The Mainland
One Raffles Quay Pte Ltd	Singapore

Deloitte.
德勤

To the Members of Cheung Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 64 to 98 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 31st March, 2005

The following information is extracted from the 2004 published financial statements of Hutchison Whampoa Limited, a principal associate.

Consolidated Profit and Loss Account

For the year ended 31st December, 2004

	2004 HK$ Million	As restated 2003 HK$ Million
Turnover		
Company and subsidiary companies	134,595	104,921
Share of associated companies and jointly controlled entities	44,820	40,688
	179,415	145,609
Company and subsidiary companies		
Turnover	134,595	104,921
Cost of inventories sold	(52,006)	(45,295)
Staff costs	(21,525)	(16,856)
Prepaid 3G telecommunications customer acquisition expense	(8,423)	(917)
Depreciation and amortisation	(30,263)	(13,166)
Other operating expenses	(38,680)	(30,595)
Change in fair value of investment properties	5,244	(1,809)
Profit on disposal of investments and others	19,181	8,893
	8,123	5,176
Share of profits less losses of associated companies	8,822	8,796
Share of profits less losses of jointly controlled entities	2,422	2,627
Earnings before interest expense and taxation	19,367	16,599
Interest and other finance costs, including share of associated companies and jointly controlled entities	(12,712)	(9,568)
Profit before taxation	6,655	7,031
Current taxation charge	(3,776)	(2,758)
Deferred taxation credit	6,818	5,854
Profit after taxation	9,697	10,127
Minority interests	6,431	1,550
Profit attributable to shareholders	16,128	11,677
Dividends	7,375	7,375

Consolidated Balance Sheet

At 31st December, 2004

	2004 HK$ Million	As restated 2003 HK$ Million
ASSETS		
Non-current assets		
Fixed assets	210,937	181,507
Telecommunications licences	102,138	97,926
Telecommunications 3G customer acquisition costs	6,823	1,647
Goodwill	10,241	8,583
Associated companies	55,332	51,036
Interests in joint ventures	35,963	37,593
Deferred tax assets	19,384	9,775
Other non-current assets	8,230	7,682
Liquid funds and other listed investments	66,503	63,929
Total non-current assets	515,551	459,678
Cash and cash equivalents	73,798	111,933
Other current assets	64,886	49,924
Current liabilities	88,526	90,240
Net current assets	50,158	71,617
Total assets less current liabilities	565,709	531,295
Non-current liabilities		
Long term liabilities	254,779	230,182
Deferred tax liabilities	11,893	10,599
Pension obligations	1,143	960
Total non-current liabilities	267,815	241,741
Minority interests	37,053	45,537
Net assets	260,841	244,017
CAPITAL AND RESERVES		
Share capital	1,066	1,066
Reserves	259,775	242,951
Shareholders' funds	260,841	244,017








HWL


VOORDEELDROGISTERIJ
Kruidvat
Kruidvat







- Ports and Related Services
- Property and Hotels
- Retail and Manufacturing
- Energy, Infrastructure, Finance and Investments
- Telecommunications

HUTCHISON WHAMPOA LIMITED

All the established businesses of the Hutchison Whampoa Group reported another year of healthy growth and are expected to achieve strong operating performances as well as solid financial performances in 2005. As a first mover in major developed mobile markets around the world, the 3 Group has been amongst the fastest growing operators and will continue to gain market share and take its place as a strong player in each of its markets.















- Investment in Hongkong Electric
- Infrastructure Investments
  – Energy
- Infrastructure Investments
  – Transportation
- Infrastructure Investments
  – Water
- Infrastructure Related Business

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

CKI has further strengthened its position as a leading player in the international infrastructure arena given strong organic growth and a number of milestone achievements in global acquisitions. Leveraging on its strong financial capability, CKI will persist in the strategy for expansion, diversification and globalisation through new quality acquisitions that meet its stringent investment criteria.






hongkong
electric









- Generation, Transmission and Distribution of Electricity
- International Investment in Power and Power-related Industries
- Engineering Consultancy Services

HONGKONG ELECTRIC HOLDINGS LIMITED

Hongkong Electric is committed to providing customers with quality electricity to satisfy current and future demand at a reasonable cost, in addition to maintaining exceptional supply reliability, improving customer services and enhancing cost-effectiveness in daily operations.

BOARD OF DIRECTORS

LI Ka-shing	*Chairman*
LI Tzar Kuoi, Victor	*Managing Director and Deputy Chairman*
George Colin MAGNUS	*Deputy Chairman*
KAM Hing Lam	*Deputy Managing Director*
CHUNG Sun Keung, Davy	*Executive Director*
IP Tak Chuen, Edmond	*Executive Director*
PAU Yee Wan, Ezra	*Executive Director*
WOO Chia Ching, Grace	*Executive Director*
CHIU Kwok Hung, Justin	*Executive Director*
LEUNG Siu Hon	*Non-executive Director*
FOK Kin-ning, Canning	*Non-executive Director*
Frank John SIXT	*Non-executive Director*
CHOW Kun Chee, Roland	*Non-executive Director*
KWOK Tun-li, Stanley	*Independent Non-executive Director*
YEH Yuan Chang, Anthony	*Independent Non-executive Director*
Simon MURRAY	*Independent Non-executive Director*
CHOW Nin Mow, Albert	*Independent Non-executive Director*
HUNG Siu-lin, Katherine	*Independent Non-executive Director*
WONG Yick-ming, Rosanna	*Independent Non-executive Director*
KWAN Chiu Yin, Robert	*Independent Non-executive Director*
CHEONG Ying Chew, Henry	*Independent Non-executive Director*

AUDIT COMMITTEE

KWAN Chiu Yin, Robert *(Chairman)*
KWOK Tun-li, Stanley
CHEONG Ying Chew, Henry

REMUNERATION COMMITTEE

LI Ka-shing *(Chairman)*
KWOK Tun-li, Stanley
WONG Yick-ming, Rosanna

COMPANY SECRETARY

Eirene YEUNG

QUALIFIED ACCOUNTANT

MAN Ka Keung, Simon

BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
BNP Paribas
Industrial and Commercial Bank of China (Asia) Limited
Sumitomo Mitsui Banking Corporation
Citibank, N.A.
Mizuho Corporate Bank, Ltd
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited

AUDITORS

Deloitte Touche Tohmatsu

SOLICITORS

Woo, Kwan, Lee & Lo

REGISTERED OFFICE

7th Floor, Cheung Kong Center,
2 Queen's Road Central, Hong Kong

SHARE REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Rooms 1712 - 1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

INTERNET ADDRESS

http://www.ckh.com.hk

This annual report ("Annual Report 2004") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report 2004 may request a copy in the language different from that has been received in writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

This Annual Report 2004 (in both English and Chinese versions) has been posted on the Company's website at http://www.ckh.com.hk. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Annual Report 2004.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report 2004 posted on the Company's website will promptly upon request be sent the Annual Report 2004 in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited.